UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2019
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4448

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Baxter Healthcare of Puerto Rico Savings and Investment Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015
(224) 948-2000

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Index
December 31, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
the Baxter Healthcare of Puerto Rico Savings and Investment Plan
Deerfield, Illinois

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Baxter Healthcare of Puerto Rico Savings and Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2010.

Oak Brook, Illinois
June 29, 2020

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018 (in thousands)

	2019	2018
Assets
Investments
Cash and cash equivalents	$202	$562
Common stock (including securities on loan of zero in 2019 and 2018)	12,346	11,934
U.S. government and government agency issues (including securities on loan of $78 in 2019 and $186 in 2018)	623	536
Corporate and other obligations (including securities on loan of $10 in 2019 and $8 in 2018)	346	269
Common-collective trusts	35,388	25,899
Collateral held on loaned securities	90	198
Total investments at fair value	48,995	39,398
Synthetic guaranteed investment contracts at contract value	20,507	19,572
Total investments	69,502	58,970
Receivables
Sponsor contribution	1,245	1,206
Note receivables from participants	3,306	3,166
Accrued interest and dividends	32	52
Due from brokers for securities sold	49	1
Total receivables	4,632	4,425
Total assets	74,134	63,395
Liabilities
Accounts payable	131	171
Due to brokers for securities purchased	76	43
Collateral to be paid on loaned securities	90	198
Total liabilities	297	412
Net assets available for benefits	$73,837	$62,983

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2019 (in thousands)

2019
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$10,247
Interest	599
Dividends	106
Net investment income	10,952
Participant loan interest	165
Contributions
Sponsor	3,135
Participant	4,832
Total contributions	7,967
Total additions	19,084
Deductions from net assets attributed to
Benefits paid	7,695
Plan expenses	535
Total deductions	8,230
Net increase	10,854
Net assets available for benefits
Beginning of year	62,983
End of year	$73,837

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

1. General Description of the Plan
The following description of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan is a defined contribution plan which became effective on January 1, 1998. The Plan was created for the purpose of providing retirement benefits to Puerto Rico employees of Baxter Healthcare S.A. (the Sponsor or the Company), a subsidiary of Baxter International Inc. (Baxter) and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of both the Puerto Rico and the United States Internal Revenue Codes. Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation, limited to a maximum of $15,000 a year in both 2019 and 2018. Participants who have attained the age of 50 by the end of the year may contribute up to an additional $1,500 per year in “catch-up” contributions. Newly hired employees are deemed to have elected to contribute 6% of compensation (increased 1% per year to a total of 10%) unless they make a contrary election. The Company matches a participant’s savings contributions at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, up to a maximum of 6% of a participant’s compensation, so that the maximum matching contribution for participants who contribute at least 6% of their compensation is 3% of compensation. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s Puerto Rico defined benefit pension plan, which includes all new employees hired on or after January 1, 2008. Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company’s matching and non-matching contributions plus actual earnings thereon is based on years of service. The matching contributions vest in accordance with the following vesting schedule:

Years of Service	Vesting %
1	20%
2	40%
3	60%
4	80%
5 or more	100%

The additional non-matching contributions become fully vested after three years of service. Employees are fully vested in the Company’s matching contributions and non-matching account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company. Forfeitures of nonvested accounts are used to reduce future Company contributions.
Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to the loan request, plus one percent.
Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments. Shares of Baxter common stock may also be distributed in kind at the participant’s election. Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions (but not the earnings on the contributions) in cases of financial hardship. In the case of a participant termination by reason of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.
Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document.
The net income of the Plan is posted to the participants’ accounts on a daily basis. Each participant directs the investment of his or her account to any of the investment options available under the Plan.
Upon enrollment in the Plan, a participant may direct contributions into any of 17 investment options: Stable Income Fund, Baxter Common Stock Fund, State Street S&P 500 Index Non-Lending Series Fund, State Street International Index Non-Lending Series Fund, State Street Russell Small Cap Index Non-Lending Series Fund, Northern Trust Domestic Mid Cap Fund, State Street Global Advisors Emerging Markets Fund (SSgA Emerging Markets Fund) and ten different Target Date Retirement Funds. However, non-matching contributions may not be invested in the Baxter Common Stock Fund. Effective January 1, 2018, participant balances in the Baxter Common Stock Fund were limited to no more than 25 percent of the participant’s total Plan account balance, subject to certain grandfathering exceptions for those participants whose balance exceeded 25 percent as of the effective date. In 2019, notice was provided to participants that effective October 1, 2020, the Baxter Common Stock fund will be liquidated and discontinued. In addition, effective January 1, 2018, the Plan eliminated the Edwards Lifesciences Common Stock Fund and the Shire Stock Fund (collectively the “Funds”). Actual common shares held in these Funds were liquidated as of December 31, 2017 and the balances in these Funds as of that date consisted of cash balances only. The cash balances invested in these Funds were automatically transferred in January 2018 and were reinvested in the Plan’s qualified default investment alternative. Starting in 2013, participants are no longer able to make contributions to the Composite Fund and General Equity Fund, but may make transfers out of these funds at any time.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.
Valuation of Investments and Collateral
The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents	These largely consist of cash and a short-term investment fund. Cash is valued at cost, which approximates fair value. The fair value of the short-term investment fund is based on the net asset value. The investment objective for this fund is to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Common-collective trust	Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 6 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.
Income Recognition
Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is earned on an accrual basis.
The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments. This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.
Fully Benefit-responsive Investment Contracts
The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica, Prudential and MetLife. The portfolio of assets underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, and corporate and other obligations.
These Plan investments are presented at contract value on the Statements of Net Assets Available for Benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk.
Events that lead to market value withdrawals that exceed 15 percent of the contract value of the GIC’s of Prudential and Transamerica or 10 percent of the contract value of the GIC of MetLife would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes. The Plan Sponsor believes that the occurrence of any such event is remote.
The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.
Notes Receivables from Participants
Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.
Payment of Benefits and Fees
Benefits are recorded when paid. Loan origination fees associated with notes receivable from participants, the Plan’s record keeping and trustee fees, and certain legal and communication expenses are paid by the Plan and are reflected in the financial statements as Plan expenses. Investment management fees are

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by Baxter or one of its subsidiaries.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Other
Due from brokers for securities sold and due to brokers for securities purchased represent the net cash value of security trades initiated but not yet settled at each respective year-end.
Risks and Uncertainties
The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, common-collective trusts, synthetic guaranteed investment contracts and short-term investments. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.
Investments in U.S. government and government agency issues and corporate and other obligations underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans (corporate and other obligations). The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
3. Eligibility Requirements
Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:
A.Puerto Rico employees of the Company’s Puerto Rico Branch, or the Company, a Baxter subsidiary;
B. Puerto Rico employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and
C. Puerto Rico employees who are not leased employees.

4. Administration of the Plan
Banco Popular de Puerto Rico (the Trustee) and State Street Bank and Trust Company (the Custodian) serve as trustee and custodian, respectively, for the Plan. Voya Financial serves as recordkeeper for the Plan.
The Administrative Committee (the Administrator) administers the Plan and serves as the Plan fiduciary per American Institute of Certified Public Accountants standards. Members of the Administrative Committee are appointed by the Compensation Committee of the Board of Directors of Baxter and are employees of Baxter. The Investment Committee has authority, responsibility and control over the management of the assets of

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

the Plan. Members of the Investment Committee are appointed by the Audit Committee of the Board of Directors of Baxter and are employees of Baxter.
Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5. Fair Value Measurements
The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:
•Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;
•Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and
•Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

The following tables summarize the Plan’s assets and liabilities that are measured at fair value on a recurring basis.

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Cash and cash equivalents	$202	$153	$49
Common stock	12,346	12,346	—
U.S. government and government agency issues	623	—	623
Corporate and other obligations	346	—	346
Common-collective trusts (A)	35,388	—	—
Collateral held on loaned securities	90	—	90
Total assets	$48,995	$12,499	$1,108
Liability
Collateral to be paid on loaned securities	$90	$—	$90

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Cash and cash equivalents	$562	$—	$562
Common stock	11,934	11,934	—
U.S. government and government agency issues	536	—	536
Corporate and other obligations	269	—	269
Common-collective trusts (A)	25,899	—	—
Collateral held on loaned securities	198	—	198
Total assets	$39,398	$11,934	$1,565
Liability
Collateral to be paid on loaned securities	$198	$—	$198
(A)The common-collective trusts, which are measured at fair value using the net asset per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the above tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the statements of net assets available for benefits. This category includes index funds and target date retirement funds for which the underlying investments may vary. These funds provide for daily redemptions by the Plan at reported net asset values per share and there are currently no redemption restrictions or unfunded commitments on these investments.
See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6. Securities Lending Transactions
The Plan participates in a securities lending program with the Custodian. The program allows the Custodian to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).
The Custodian requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrowers bear the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by any of the Borrowers, the Custodian shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, to the extent that such replacement securities are available on the open market and if to the extent that such proceeds are insufficient or the collateral is unavailable, the purchase of replacement securities shall be made at Trustee expense or, if replacement securities are not able to be purchased, the Custodian shall credit the Plan for the market value of the unreturned securities. In each case, the Custodian would apply the proceeds from the collateral for such a loan to make the Plan whole.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.
As of December 31, 2019 and 2018, the Plan had securities on loan with a fair market value of $88 thousand and $194 thousand, respectively, with cash collateral received of $90 thousand and $198 thousand, respectively, which was invested in the State Street Quality D Short-Term Investment Fund. Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities as of both December 31, 2019 and 2018, and the net asset value of this fund was approximately $1.00 per unit. As of December 31, 2019 and 2018, the cash collateral received is reflected at its fair value of $90 thousand and $198 thousand in the Statements of Net Assets Available for Benefits.
Non-cash collateral of $21 thousand received for securities on loan at December 31, 2019 consisted of U.S. government and government agency issues held by the Custodian on behalf of the Plan. Non-cash collateral of $36 thousand received for securities on loan at December 31, 2018 consisted of U.S. government and government agency issues, equity securities, and corporate and other obligations held by the Custodian on behalf of the Plan. Non-cash collateral is not included with the collateral balance on the Statements of Net Assets Available for Benefits because it may not be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Custodian in its capacity as a security agent. Securities lending income allocated to the Plan amounted to $376 and $360 for 2019 and 2018, respectively. Securities lending income is classified as interest income in the Statement of Changes in Net Assets Available for Benefits.

7. Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.
8. Tax Status of the Plan
As of August 13, 2012, the Puerto Rico Treasury Department has determined and informed the Plan Sponsor that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes. While the Plan Sponsor has also obtained an updated favorable determination letter dated April 5, 2017, from the Internal Revenue Service (IRS) stating that the Plan is in compliance with IRS regulations. The Plan has been amended since receiving this letter, however, the Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.
9. Parties-in-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. At December 31, 2019 and 2018, the Plan held participation units in common-collective trusts and short-term investment funds of State Street Bank and Trust Company, the Plan Custodian; shares of common stock of Baxter, the Plan Sponsor; loans with participants; shares of common stock and units of common-collective trusts managed by Northern Trust

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

Corporation and Vanguard, investment managers for the Plan; and bonds, individual separate accounts or interest rate wrapper contracts of Prudential, Transamerica, and Metlife, issuers of the Plan’s fully benefit-responsive contracts. At December 31, 2019 and 2018, the Plan held 111,164 and 134,758 shares of common stock of Baxter, valued at $9.3 million and $8.9 million, respectively. In 2019, approximately $107 thousand of dividend income, $1.3 million of net realized gains upon sale of shares and $1.1 million of net unrealized gains for share appreciation was included in the statement of changes in net assets available for benefits related to shares of Baxter common stock held by the Plan. Additionally, at December 31, 2019 and 2018, the Plan held notes receivable from participants of $3.3 million and $3.2 million, respectively. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.
Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA. The Plan also reimburses Baxter, the Plan Sponsor for certain expenses incurred related to investment oversight, administration and compliance activities.
10. Subsequent Events
The Novel Coronavirus Pandemic or COVID-19 (Coronavirus) has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel restrictions, government-imposed shelter-in-place orders, quarantine periods and social distancing, have caused material disruption to businesses globally resulting in increased unemployment, a potential recession and increased economic uncertainty. Depending on its length and severity, the Coronavirus and the related containment actions may significantly affect the Plan’s net assets available for benefits and changes in net assets available for benefits, including lower investment valuations and returns and increases in credit allowance exposure. The magnitude and duration of the global pandemic and the impact of actions taken by governmental authorities, businesses and consumers to mitigate health risks create significant uncertainty. The Plan will continue to closely monitor and proactively adapt to developments and changing conditions. Currently, it is not possible to reliably estimate the length and severity of the pandemic or its impact to the Plan, but the effects could be material and may continue, emerge or accelerate into 2021. The recordkeeper of the Plan is closely monitoring the volatility in the market and providing valuable analysis and insights to participants.

In 2020, the Plan adopted relief provisions from guidelines issued by Puerto Rico’s Treasury Department Internal Revenue Circular Letter Number 20-09 (CC RI 20-09) due to recent earthquakes in Puerto Rico and Internal Revenue Circular Letter No. 20-23 (“CL 20-23”) amending CL 20-09 to include as eligible expenses those expenses incurred to cover basic needs resulting from COVID-19, including but not limited to loss of earnings. Specifically, an Earthquake/COVID-19 Relief Distribution of up to $100,000 (subject to availability of funds in the participants account) through June 17, 2020 will be permitted dependent upon certain eligibility requirements. The first $10,000 of the distribution is tax-free and exempt from the withholding of Puerto Rico taxes, and the next $90,000 is subject to both a flat 10% Puerto Rico income tax rate and a 10% Puerto Rico withholding tax.

Supplemental Schedule

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Cash & Cash Equivalents:
	CAD Dollar	Cash	$—	$73
	US Dollar	Cash	—	152,620
*	State Street Bank & Trust Co	Short-term Investment Fund	—	12,736
*	State Street Bank & Trust Co	Short-term Investment Fund	—	9,651
*	State Street Bank & Trust Co	Short-term Investment Fund	—	3,472
*	State Street Bank & Trust Co	Short-term Investment Fund	—	9,170
	Treasury Bill	0.01% 9 Jan 2020	—	2,572
	Treasury Bill	0.01% 16 Jan 2020	—	2,886
	Treasury Bill	0.01% 2 Feb 2020	—	9,186
	Cash & Cash Equivalents		—	202,366
	Common Stock:
	Adidas Ag Sponsored	Common Stock	—	34,955
	Adobe Inc Common Stock	Common Stock	—	84,109
	Airbus Se	Common Stock	—	28,692
	Alexion Pharmaceuticals Inc Common Stock	Common Stock	—	16,258
	Alibaba Group Holding	Common Stock	—	98,608
	Alphabet Inc Cl A Common Stock	Common Stock	—	86,801
	Alphabet Inc Cl A Common Stock	Common Stock	—	4,763
	Alphabet Inc Cl C Common Stock	Common Stock	—	87,259
	Amazon.Com Inc Common Stock	Common Stock	—	163,448
	American International Group Common Stock	Common Stock	—	6,682
	American Tower Corp Reit	Common Stock	—	23,653
	Aon Plc Common Stock	Common Stock	—	3,571
	Apple Inc Common Stock	Common Stock	—	116,137
	Applied Materials Inc Common Stock	Common Stock	—	4,767
	Astrazeneca Plc	Common Stock	—	53,115
	Bank Of America Corp Common Stock	Common Stock	—	6,195
*	Baxter International Inc Common Stock	Common Stock	—	9,295,534
	Berkshire Hathaway Inc Cl B Common Stock	Common Stock	—	8,773
	Biomarin Pharmaceutical Inc Common Stock	Common Stock	—	18,588
	Boeing Co/The Common Stock	Common Stock	—	55,126
	Boston Scientific Corp Common Stock	Common Stock	—	14,395
	Broadcom Inc Common Stock	Common Stock	—	36,104
	Capital One Financial Corp Common Stock	Common Stock	—	9,345
	Chevron Corp Common Stock	Common Stock	—	4,897
	Chipotle Mexican Grill Inc Common Stock	Common Stock	—	32,882
	Chubb Ltd Common Stock	Common Stock	—	3,163
	Citigroup Inc Common Stock	Common Stock	—	8,015

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Comcast Corp Class A Common Stock	Common Stock	—	5,797
Costco Wholesale Corp Common Stock	Common Stock	—	62,777
Coupa Software Inc Common Stock	Common Stock	—	12,008
Crown Castle Intl Corp Reit	Common Stock	—	14,677
Danaher Corp W/D Common Stock	Common Stock	—	31,902
Delta Air Lines Inc Common Stock	Common Stock	—	6,758
Dexcom Inc Common Stock	Common Stock	—	20,348
Eaton Corp Plc Common Stock	Common Stock	—	5,413
Edwards Lifesciences Corp Common Stock	Common Stock	—	28,149
Elanco Animal Health Inc Common Stock	Common Stock	—	4,956
Eli Lilly + Co Common Stock	Common Stock	—	14,159
Eqt Corp Common Stock	Common Stock	—	4,153
Estee Lauder Companies Cl A Common Stock	Common Stock	—	53,779
Exact Sciences Corp Common Stock	Common Stock	—	11,820
Facebook Inc Class A Common Stock	Common Stock	—	89,936
Fleetcor Technologies Inc Common Stock	Common Stock	—	37,322
General Motors Co Common Stock	Common Stock	—	5,647
Home Depot Inc Common Stock	Common Stock	—	34,329
Illumina Inc Common Stock	Common Stock	—	47,906
Intuitive Surgical Inc Common Stock	Common Stock	—	42,995
Jetblue Airways Corp Common Stock	Common Stock	—	4,481
Jpmorgan Chase + Co Common Stock	Common Stock	—	18,937
Kering Unsponsored	Common Stock	—	50,161
Lennar Corp A Common Stock	Common Stock	—	4,995
Lululemon Athletica Inc Common Stock	Common Stock	—	50,311
Marriott International Cl A Common Stock	Common Stock	—	21,300
Marsh + Mclennan Cos Common Stock	Common Stock	—	3,820
Mastercard Inc A Common Stock	Common Stock	—	129,474
Merck + Co. Inc. Common Stock	Common Stock	—	5,602
Microsoft Corp Common Stock	Common Stock	—	184,100
Microsoft Corp Common Stock	Common Stock	—	4,005
Mondelez International Inc A Common Stock	Common Stock	—	3,742
Morgan Stanley Common Stock	Common Stock	—	7,271
Netflix Inc Common Stock	Common Stock	—	92,639
Nike Inc Cl B Common Stock	Common Stock	—	68,253
Novartis Ag Sponsored	Common Stock	—	8,478
Nvidia Corp Common Stock	Common Stock	—	61,127
Nxp Semiconductors Nv Common Stock	Common Stock	—	5,333
Oracle Corp Common Stock	Common Stock	—	4,609
Paypal Holdings Inc Common Stock	Common Stock	—	40,617
Perrigo Co Plc Common Stock	Common Stock	—	6,561

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

	Pfizer Inc Common Stock	Common Stock	—	4,205
	Qualcomm Inc Common Stock	Common Stock	—	28,167
	S+P Global Inc Common Stock	Common Stock	—	34,458
	Sabre Corp Common Stock	Common Stock	—	5,557
	Safran Sa	Common Stock	—	45,655
	Salesforce.Com Inc Common Stock	Common Stock	—	107,110
	Sensata Technologies Holding Common Stock	Common Stock	—	5,507
	Servicenow Inc Common Stock	Common Stock	—	33,315
	Shopify Inc Class A Common Stock	Common Stock	—	30,906
	Splunk Inc Common Stock	Common Stock	—	38,402
	Square Inc A Common Stock	Common Stock	—	13,588
	Svb Financial Group Common Stock	Common Stock	—	5,261
	Tesla Inc Common Stock	Common Stock	—	78,787
	Thermo Fisher Scientific Inc Common Stock	Common Stock	—	4,951
	Total Sa	Common Stock	—	5,935
	Twilio Inc A Common Stock	Common Stock	—	14,361
	Uber Technologies Inc Common Stock	Common Stock	—	12,868
	Union Pacific Corp Common Stock	Common Stock	—	34,869
	Unitedhealth Group Inc Common Stock	Common Stock	—	5,787
	Vertex Pharmaceuticals Inc Common Stock	Common Stock	—	28,201
	Viacomcbs Inc Class B Common Stock	Common Stock	—	4,691
	Visa Inc Class A Shares Common Stock	Common Stock	—	105,660
	Walmart Inc Common Stock	Common Stock	—	3,321
	Walt Disney Co/The Common Stock	Common Stock	—	33,837
	Workday Inc Class A Common Stock	Common Stock	—	44,309
	Common Stock		—	12,346,190
**	U.S. Government and Government Agency Issues:
	Fed Hm Ln Pc Pool C48827 Fg	6% 1 Mar 2031	—	10
	Fed Hm Ln Pc Pool G12334 Fg	5% 1 Sep 2021	—	53
	Fed Hm Ln Pc Pool G61658 Fg	5% 1 Aug 2048	—	2,071
	Fed Hm Ln Pc Pool Q39583 Fg	4.5% 1 Mar 2046	—	204
	Fed Hm Ln Pc Pool Q45166 Fg	3.5% 1 Dec 2046	—	5,580
	Fed Hm Ln Pc Pool Q46522 Fg	3.5% 1 Mar 2047	—	403
	Fed Hm Ln Pc Pool Q47881 Fg	4% 1 May 2047	—	302
	Fed Hm Ln Pc Pool Q48185 Fg	4% 1 May 2047	—	856
	Fed Hm Ln Pc Pool Q48734 Fg	4% 1 Jun 2047	—	1,025
	Fed Hm Ln Pc Pool Q48748 Fg	4% 1 Jun 2047	—	743
	Fed Hm Ln Pc Pool Q51803 Fg	3.5% 1 Nov 2047	—	687
	Fed Hm Ln Pc Pool Q53695 Fg	3.5% 1 Jan 2048	—	4,294
	Fed Hm Ln Pc Pool Q54625 Fg	4.5% 1 Mar 2048	—	1,543
	Fed Hm Ln Pc Pool Q55879 Fg	4.5% 1 May 2048	—	1,549

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Fed Hm Ln Pc Pool Q56813 Fg	4.5% 1 Jun 2048	—	913
Fed Hm Ln Pc Pool Q58016 Fg	4.5% 1 Aug 2048	—	1,389
Fed Hm Ln Pc Pool Qa0599 Fr	3.5% 1 Jul 2049	—	870
Fed Hm Ln Pc Pool Sd0136 Fr	3% 1 Oct 2049	—	2,326
Fed Hm Ln Pc Pool Sd8001 Fr	3.5% 1 Jul 2049	—	7,378
Fed Hm Ln Pc Pool Sd8002 Fr	4.5% 1 Jul 2049	—	14,189
Fed Hm Ln Pc Pool Sd8004 Fr	3% 1 Aug 2049	—	518
Fed Hm Ln Pc Pool Sd8007 Fr	4.5% 1 Aug 2049	—	4,052
Fed Hm Ln Pc Pool Sd8027 Fr	4.5% 1 Nov 2049	—	2,995
Fed Hm Ln Pc Pool Sd8029 Fr	2.5% 1 Dec 2049	—	8,962
Fed Hm Ln Pc Pool V84664 Fg	4.5% 1 Sep 2048	—	1,506
Fed Hm Ln Pc Pool V85168 Fg	4.5% 1 Jan 2049	—	5,369
Fed Hm Ln Pc Pool Zt0713 Fr	4.5% 1 Oct 2048	—	3,822
Fnma Pool 256398 Fn	6% 1 Sep 2021	—	21
Fnma Pool 725690 Fn	6% 1 Aug 2034	—	442
Fnma Pool 748115 Fn	6% 1 Oct 2033	—	128
Fnma Pool 815316 Fn	5.5% 1 May 2035	—	837
Fnma Pool 885504 Fn	6% 1 Jun 2021	—	21
Fnma Pool 902793 Fn	6.5% 1 Nov 2036	—	230
Fnma Pool Ah4008 Fn	4% 1 Mar 2041	—	2,107
Fnma Pool An7247 Fn	2.95% 1 Nov 2027	—	480
Fnma Pool An7384 Fn	2.88% 1 Dec 2027	—	409
Fnma Pool An7560 Fn	2.9% 1 Dec 2027	—	749
Fnma Pool Ap6604 Fn	3% 1 Sep 2042	—	5,381
Fnma Pool Aq9715 Fn	3% 1 Jan 2043	—	734
Fnma Pool As7409 Fn	4.5% 1 Jun 2046	—	1,118
Fnma Pool As7580 Fn	3% 1 Jul 2046	—	572
Fnma Pool As7611 Fn	2.5% 1 Jul 2046	—	662
Fnma Pool As7660 Fn	2.5% 1 Aug 2046	—	1,255
Fnma Pool As8073 Fn	2.5% 1 Oct 2046	—	1,046
Fnma Pool Au4359 Fn	4.5% 1 Sep 2043	—	1,420
Fnma Pool Aw0206 Fn	4.5% 1 Feb 2044	—	692
Fnma Pool Ay6582 Fn	3.5% 1 Feb 2045	—	631
Fnma Pool Bc1170 Fn	4.5% 1 Jun 2046	—	440
Fnma Pool Bc3473 Fn	3.5% 1 Jan 2046	—	548
Fnma Pool Bc7230 Fn	3.5% 1 Apr 2046	—	397
Fnma Pool Bd1410 Fn	3.5% 1 Jun 2046	—	478
Fnma Pool Bd2217 Fn	4.5% 1 Jul 2046	—	168
Fnma Pool Bd3032 Fn	3.5% 1 Sep 2046	—	460
Fnma Pool Bd6459 Fn	3.5% 1 Sep 2046	—	812
Fnma Pool Bd9324 Fn	3.5% 1 Oct 2046	—	378

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Fnma Pool Bd9442 Fn	3.5% 1 Nov 2046	—	414
Fnma Pool Be1670 Fn	4% 1 Oct 2046	—	694
Fnma Pool Be4442 Fn	3% 1 Nov 2046	—	358
Fnma Pool Be4446 Fn	3.5% 1 Nov 2046	—	493
Fnma Pool Be6469 Fn	3% 1 Dec 2046	—	838
Fnma Pool Be9612 Fn	3.5% 1 Jun 2047	—	490
Fnma Pool Bf0175 Fn	2.5% 1 Jan 2057	—	1,828
Fnma Pool Bf0290 Fn	2.5% 1 Aug 2058	—	2,250
Fnma Pool Bh0156 Fn	3.5% 1 Mar 2047	—	782
Fnma Pool Bh4186 Fn	3.5% 1 Jan 2048	—	715
Fnma Pool Bh4266 Fn	4% 1 Jun 2047	—	1,215
Fnma Pool Bh5863 Fn	4.5% 1 May 2047	—	743
Fnma Pool Bh6738 Fn	3.5% 1 Aug 2047	—	506
Fnma Pool Bh7892 Fn	4% 1 Nov 2047	—	413
Fnma Pool Bh9314 Fn	3.5% 1 Sep 2047	—	542
Fnma Pool Bj0428 Fn	4% 1 Oct 2047	—	518
Fnma Pool Bj0466 Fn	4% 1 Nov 2047	—	776
Fnma Pool Bj1908 Fn	3.5% 1 Nov 2047	—	636
Fnma Pool Bj2763 Fn	4.5% 1 May 2048	—	1,443
Fnma Pool Bk0016 Fn	4.5% 1 Mar 2048	—	1,128
Fnma Pool Bk0916 Fn	5% 1 Jul 2048	—	1,452
Fnma Pool Bk6898 Fn	4% 1 Jul 2048	—	970
Fnma Pool Bk6899 Fn	4.5% 1 Jul 2048	—	401
Fnma Pool Bk6904 Fn	4.5% 1 Aug 2048	—	334
Fnma Pool Bk8865 Fn	4.5% 1 Sep 2048	—	1,002
Fnma Pool Bn0841 Fn	4% 1 Oct 2048	—	1,400
Fnma Pool Ca4427 Fn	3% 1 Oct 2049	—	728
Fnma Pool Ca4613 Fn	3.5% 1 Nov 2049	—	13,196
Fnma Pool Ca4736 Fn	3% 1 Nov 2049	—	6,544
Fnma Pool Ma0734 Fn	4.5% 1 May 2031	—	1,040
Fnma Pool Ma2705 Fn	3% 1 Aug 2046	—	528
Fnma Pool Ma2737 Fn	3% 1 Sep 2046	—	1,128
Fnma Pool Ma2781 Fn	2.5% 1 Oct 2046	—	11,213
Fnma Pool Ma3351 Fn	3% 1 Apr 2048	—	1,851
Fnma Pool Ma3537 Fn	4.5% 1 Dec 2048	—	19,664
Fnma Pool Ma3692 Fn	3.5% 1 Jul 2049	—	4,957
Fnma Pool Ma3693 Fn	4% 1 Jul 2049	—	9,430
Fnma Pool Ma3744 Fn	3% 1 Aug 2049	—	712
Fnma Pool Ma3746 Fn	4% 1 Aug 2049	—	11,889
Fnma Pool Ma3747 Fn	4.5% 1 Aug 2049	—	3,573
Fnma Pool Ma3774 Fn	3% 1 Sep 2049	—	18,390

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Fnma Pool Ma3786 Fn	5% 1 Sep 2049	—	1,174
Fnma Pool Ma3803 Fn	3.5% 1 Oct 2049	—	19,925
Fnma Pool Ma3834 Fn	3% 1 Nov 2049	—	11,476
Fnma Pool Ma3849 Fn	5% 1 Nov 2049	—	1,116
Fnma Pool Ma3870 Fn	2.5% 1 Dec 2049	—	8,963
Fnma Pool Ma3871 Fn	3% 1 Dec 2049	—	7,061
Freddie Mac Notes	6.25% 15 Jul 2032	—	759
Gnma Ii Pool 751415 G2	4.041% 20 Aug 2061	—	12
Gnma Ii Pool 756731 G2	5.075% 20 Mar 2062	—	2
Gnma Ii Pool 766519 G2	4.33% 20 May 2062	—	13
Gnma Ii Pool 766522 G2	4.342% 20 Nov 2062	—	129
Gnma Ii Pool 766544 G2	4.375% 20 Dec 2062	—	148
Gnma Ii Pool 766549 G2	4.494% 20 Jul 2062	—	31
Gnma Ii Pool 767659 G2	4.631% 20 Sep 2063	—	1,433
Gnma Ii Pool 771800 G2	4.637% 20 Jan 2064	—	692
Gnma Ii Pool 798510 G2	4.65% 20 Jan 2064	—	1,376
Gnma Ii Pool Aa1698 G2	4.141% 20 Feb 2063	—	400
Gnma Ii Pool Aa7548 G2	4.629% 20 Apr 2064	—	2,654
Gnma Ii Pool Ab8466 G2	3.971% 20 Sep 2063	—	3,006
Gnma Ii Pool Ac0988 G2	4.305% 20 Jul 2063	—	294
Gnma Ii Pool Ac9906 G2	4.21% 20 May 2063	—	223
Gnma Ii Pool Ac9910 G2	4.408% 20 Jul 2063	—	263
Gnma Ii Pool Ah1430 G2	4.567% 20 Apr 2065	—	804
Gnma Ii Pool An4723 G2	4.431% 20 May 2065	—	2,128
Gnma Ii Pool Ma6273 G2	2.5% 20 Nov 2049	—	2,143
Gnma Ii Pool Ma6328 G2	2.5% 20 Dec 2049	—	651
Mex Bonos Desarr Fix Rt Bonds	6.5% 10 Jun 2021	—	2,292
Mex Bonos Desarr Fix Rt Bonds	5.75% 5 Mar 2026	—	10,438
Oman Gov Interntl Bond Sr Unsecured 144A	3.875% 8 Mar 2022	—	2,668
Republica Orient Uruguay Sr Unsecured 144A	8.5% 15 Mar 2028	—	1,340
Republica Orient Uruguay Sr Unsecured 144A	9.875% 20 Jun 2022	—	1,169
Saudi International Bond Sr Unsecured 144A	3.25% 26 Oct 2026	—	3,887
State Of Qatar Sr Unsecured 144A	3.875% 23 Apr 2023	—	2,780
Tenn Valley Authority Sr Unsecured	4.875% 15 Jan 2048	—	1,990
Tenn Valley Authority Sr Unsecured	5.25% 15 Sep 2039	—	2,087
Tenn Valley Authority Sr Unsecured	4.625% 15 Sep 2060	—	1,265
Tenn Valley Authority Sr Unsecured	4.25% 15 Sep 2065	—	4,885
Treasury Bill	0.01% 9 Jan 2020	—	15,845
Treasury Bill	0.01% 20 Feb 2020	—	24,334
Tsy Infl Ix N/B	1% 15 Feb 2046	—	15,962
Tsy Infl Ix N/B	0.875% 15 Feb 2047	—	12,635

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

	Tsy Infl Ix N/B	1% 15 Feb 2049	—	20,724
	Tsy Infl Ix N/B	0.25% 15 Jan 2025	—	7,289
	Tsy Infl Ix N/B	0.125% 15 Jul 2024	—	16,725
	US Treasury N/B	3.75% 15 Nov 2043	—	3,960
	US Treasury N/B	3.125% 15 May 2048	—	8,513
	US Treasury N/B	3.375% 15 Nov 2048	—	1,752
	US Treasury N/B	2.375% 15 Nov 2049	—	5,725
	US Treasury N/B	2.875% 15 Aug 2028	—	6,604
	US Treasury N/B	3.125% 15 Nov 2028	—	85,538
	US Treasury N/B	2.625% 15 Feb 2029	—	4,190
	US Treasury N/B	2.375% 15 May 2029	—	12,806
	US Treasury N/B	1.75% 30 Jun 2024	—	2,972
	US Treasury N/B	1.375% 31 Oct 2020	—	591
	US Treasury N/B	1.625% 15 Aug 2029	—	9,501
	US Treasury N/B	1.75% 15 Nov 2029	—	6,620
	US Treasury N/B	1.75% 31 Dec 2026	—	15,137
	US Treasury N/B	1.75% 31 Dec 2024	—	20,475
	U.S. Government and Government Agency Issues		—	622,984
**	Corporate and Other Obligations:
	Acwa Power Mgmt Invst Sr Secured 144A	5.95% 15 Dec 2039	—	2,801
	Air Lease Corp Sr Unsecured	3.75% 1 Jun 2026	—	2,410
	Altria Group Inc Company Guar	4.4% 14 Feb 2026	—	1,074
	Amazon.Com Inc Sr Unsecured	4.25% 22 Aug 2057	—	4,177
	American Express Co Sr Unsecured	2.5% 30 Jul 2024	—	2,798
	Americredit Automobile Receiva Amcar 2015 4 C	2.88% 8 Jul 2021	—	252
	Americredit Automobile Receiva Amcar 2017 1 A3	1.87% 18 Aug 2021	—	17
	Americredit Automobile Receiva Amcar 2017 2 A3	1.98% 20 Dec 2021	—	82
	Apple Inc Sr Unsecured	2.05% 11 Sep 2026	—	2,419
	Apple Inc Sr Unsecured	2.2% 11 Sep 2029	—	2,390
	At+T Inc Sr Unsecured	4.35% 15 Jun 2045	—	71
	At+T Inc Sr Unsecured	4.75% 15 May 2046	—	224
	At+T Inc Sr Unsecured	4.5% 9 Mar 2048	—	829
	At+T Inc Sr Unsecured	5.25% 1 Mar 2037	—	1,180
	At+T Inc Sr Unsecured	5.45% 1 Mar 2047	—	1,963
	Avis Budget Rental Car Funding Aesop 2016 1A A 144A	2.99% 20 Jun 2022	—	1,464
	Avis Budget Rental Car Funding Aesop 2017 1A A 144A	3.07% 20 Sep 2023	—	2,009
	Avis Budget Rental Car Funding Aesop 2019 1A A 144A	3.45% 20 Mar 2023	—	1,347
	Bacardi Ltd Company Guar 144A	5.15% 15 May 2038	—	1,488
	Bacardi Ltd Company Guar 144A	5.3% 15 May 2048	—	2,601
	Banco Santander Chile Sr Unsecured 144A	3.875% 20 Sep 2022	—	2,713
	Bangkok Bank PCL/HK Sr Unsecured 144A	4.05% 19 Mar 2024	—	3,976

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Bank Bank 2019 Bn22 A4	2.978% 15 Nov 2062	—	1,961
Bank Bank 2019 Bn24 A3	2.96% 15 Nov 2062	—	945
Bank Of America Corp Sr Unsecured	5.625% 1 Jul 2020	—	4,224
Bank Of America Corp Sr Unsecured	5% 13 May 2021	—	1,853
Bank Of America Corp Sr Unsecured	3.559% 23 Apr 2027	—	5,429
Bank Of Montreal Sr Unsecured	3.1% 13 Apr 2021	—	1,271
Barclays Plc Sr Unsecured	2.875% 8 Jun 2020	—	6,069
Bat Capital Corp Company Guar	2.789% 6 Sep 2024	—	4,896
Bharti Airtel Internatio Company Guar 144A	5.35% 20 May 2024	—	2,797
Biogen Inc Sr Unsecured	2.9% 15 Sep 2020	—	796
Bnp Paribas Sr Unsecured 144A	2.819% 19 Nov 2025	—	4,197
Boston Gas Company Sr Unsecured 144A	3.001% 1 Aug 2029	—	404
Braskem America Finance Company Guar 144A	7.125% 22 Jul 2041	—	4,976
Burlingtn North Santa Fe Sr Unsecured	3.55% 15 Feb 2050	—	2,983
Canadian Imperial Bank Sr Unsecured	2.32539% 17 Mar 2023	—	2,708
Capital One Na Sr Unsecured	2.15% 6 Sep 2022	—	3,298
Carmax Auto Owner Trust Carmx 2019 4 A2A	2.01% 15 Mar 2023	—	1,449
Caterpillar Finl Service Sr Unsecured	2.15% 8 Nov 2024	—	926
Citigroup Commercial Mortgage Cgcmt 2019 C7 A4	3.102% 15 Dec 2072	—	2,175
Citigroup Commercial Mortgage Cgcmt 2019 Gc43 A4	3.038% 10 Nov 2052	—	2,443
Citigroup Inc Sr Unsecured	2.65% 26 Oct 2020	—	2,118
Citigroup Inc Subordinated	4.05% 30 Jul 2022	—	2,821
Cnh Industrial Cap Llc Company Guar	4.375% 5 Apr 2022	—	1,100
Coinstar Funding, Llc Coin 2017 1A A2 144A	5.216% 25 Apr 2047	—	2,437
Colony American Finance Ltd Cafl 2015 1 A 144A	2.896% 15 Oct 2047	—	273
Colony American Finance Ltd Cafl 2019 3 A 144A	2.705% 15 Oct 2052	—	1,315
Comcast Corp Company Guar	2.65% 1 Feb 2030	—	1,455
Cometa Energia Sa Sr Secured 144A	6.375% 24 Apr 2035	—	2,775
Comm Mortgage Trust Comm 2013 Gam A2 144A	3.367% 10 Feb 2028	—	1,322
Contl Airlines 2007 1 Pass Thru Ce	5.983% 19 Oct 2023	—	2,690
Contl Airlines 2012 2 A Pass Thru Ce	4% 29 Apr 2026	—	1,652
Corning Inc Sr Unsecured	5.45% 15 Nov 2079	—	2,525
Cvs Health Corp Sr Unsecured	4.3% 25 Mar 2028	—	1,007
Cvs Health Corp Sr Unsecured	5.05% 25 Mar 2048	—	2,809
Dnb Bank Asa Sr Unsecured 144A	2.15% 2 Dec 2022	—	4,763
Drive Auto Receivables Trust Drive 2017 Aa C 144A	2.98% 18 Jan 2022	—	29
El Puerto De Liverpool Company Guar 144A	3.875% 6 Oct 2026	—	3,828
Embraer Netherlands Fina Company Guar	5.05% 15 Jun 2025	—	2,165
Enel Americas Sa Sr Unsecured	4% 25 Oct 2026	—	409
Enel Generacion Chile Sa Sr Unsecured	4.25% 15 Apr 2024	—	624
Energy Transfer Operatng Company Guar	6.05% 1 Jun 2041	—	4,163

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Energy Transfer Operatng Company Guar	5.2% 1 Feb 2022	—	552
Enrgy Trans Pt/Reg Fin Company Guar	5% 1 Oct 2022	—	698
Equifax Inc Sr Unsecured	7% 1 Jul 2037	—	2,541
Fanniemae Aces Fna 2015 M15 A2	2.92261% 25 Oct 2025	—	1,903
Fanniemae Aces Fna 2015 M17 A2	2.93414% 25 Nov 2025	—	815
Fanniemae Aces Fna 2016 M4 A2	2.576% 25 Mar 2026	—	1,270
Fanniemae Aces Fna 2017 M14 A2	2.87586% 25 Nov 2027	—	2,238
Fanniemae Aces Fna 2017 M15 A2	2.95932% 25 Sep 2027	—	343
Fanniemae Aces Fna 2017 M3 A2	2.483% 25 Dec 2026	—	999
Fanniemae Aces Fna 2017 M7 A2	2.961% 25 Feb 2027	—	820
Fanniemae Aces Fna 2018 M1 A2	2.98536% 25 Dec 2027	—	1,441
Fanniemae Aces Fna 2018 M10 A2	3.38436% 25 Jul 2028	—	281
Fanniemae Aces Fna 2018 M2 A2	2.90241% 25 Jan 2028	—	684
Fanniemae Aces Fna 2018 M7 A2	3.052% 25 Mar 2028	—	4,144
Fanniemae Aces Fna 2018 M8 A2	3.32514% 25 Jun 2028	—	490
Fhlmc Multifamily Structured P Fhms K058 A2	2.653% 25 Aug 2026	—	270
Fhlmc Multifamily Structured P Fhms K061 A2	3.347% 25 Nov 2026	—	842
Fhlmc Multifamily Structured P Fhms K062 A2	3.413% 25 Dec 2026	—	634
Fhlmc Multifamily Structured P Fhms K063 A2	3.43% 25 Jan 2027	—	705
Fhlmc Multifamily Structured P Fhms K069 A2	3.187% 25 Sep 2027	—	139
Fhlmc Multifamily Structured P Fhms K071 A2	3.286% 25 Nov 2027	—	140
Fhlmc Multifamily Structured P Fhms K072 A2	3.444% 25 Dec 2027	—	1,061
Fhlmc Multifamily Structured P Fhms K073 A2	3.35% 25 Jan 2028	—	1,054
Fhlmc Multifamily Structured P Fhms K074 A2	3.6% 25 Jan 2028	—	2,071
Fhlmc Multifamily Structured P Fhms K081 A2	3.9% 25 Aug 2028	—	4,227
Fhlmc Multifamily Structured P Fhms K082 A2	3.92% 25 Sep 2028	—	876
Fhlmc Multifamily Structured P Fhms K084 A2	3.78% 25 Oct 2028	—	1,373
Fhlmc Multifamily Structured P Fhms K725 A2	3.002% 25 Jan 2024	—	952
Fhlmc Multifamily Structured P Fhms K727 A2	2.946% 25 Jul 2024	—	1,493
Florida Power + Light Co 1St Mortgage	3.15% 1 Oct 2049	—	2,264
Ford Motor Credit Co Llc Sr Unsecured	5.75% 1 Feb 2021	—	4,078
Ford Motor Credit Co Llc Sr Unsecured	3.336% 18 Mar 2021	—	2,653
General Electric Co Subordinated	5.3% 11 Feb 2021	—	340
General Motors Co Sr Unsecured	5% 1 Apr 2035	—	2,586
Georgetown University Unsecured	5.215% 31 Dec 2099	—	590
Georgetown University Unsecured	4.315% 1 Apr 2049	—	551
Goldman Sachs Bank Usa Sr Unsecured	2.15893% 24 May 2021	—	1,515
Goldman Sachs Group Inc Sr Unsecured	5.25% 27 Jul 2021	—	2,487
Goldman Sachs Group Inc Sr Unsecured	3.625% 22 Jan 2023	—	2,057
Goldman Sachs Group Inc Subordinated	6.75% 1 Oct 2037	—	2,561
Government National Mortgage A Gnr 2015 H13 Fg	2.17425% 20 Apr 2065	—	730

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Grupo Televisa Sab Sr Unsecured	7.25% 14 May 2043	—	1,038
Gs Mortgage Securities Trust Gsms 2011 Gc5 C 144A	5.38949% 10 Aug 2044	—	814
Hasbro Inc Sr Unsecured	3.55% 19 Nov 2026	—	729
Hasbro Inc Sr Unsecured	3.9% 19 Nov 2029	—	133
Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	—	1,798
Hp Enterprise Co Sr Unsecured	6.2% 15 Oct 2035	—	3,002
Huntington Bancshares Sr Unsecured	2.625% 6 Aug 2024	—	2,605
Hyundai Capital America Sr Unsecured 144A	3% 30 Oct 2020	—	2,650
Icahn Enterprises/Fin Company Guar 144A	5.25% 15 May 2027	—	808
Invitation Homes Trust Ihsfr 2018 Sfr2 A 144A	2.63975% 17 Jun 2037	—	2,958
Istar Inc Sr Unsecured	4.75% 1 Oct 2024	—	205
Istar Inc Sr Unsecured	4.25% 1 Aug 2025	—	2,529
John Deere Capital Corp Sr Unsecured	2.6% 7 Mar 2024	—	606
Jpmorgan Chase + Co Sr Unsecured	4.625% 10 May 2021	—	1,295
Jpmorgan Chase + Co Sr Unsecured	4.5% 24 Jan 2022	—	3,388
Jpmorgan Chase + Co Sr Unsecured	2.55% 29 Oct 2020	—	397
Jpmorgan Chase + Co Sr Unsecured	2.7% 18 May 2023	—	1,743
Jpmorgan Chase + Co Sr Unsecured	2.739% 15 Oct 2030	—	4,280
Kinder Morgan Ener Part Company Guar	4.3% 1 May 2024	—	1,830
Kinder Morgan Ener Part Company Guar	3.5% 1 Sep 2023	—	1,228
Kinder Morgan Ener Part Company Guar	4.15% 1 Feb 2024	—	2,095
Koppers Inc Company Guar 144A	6% 15 Feb 2025	—	483
Lloyds Banking Group Plc Sr Unsecured	3.1% 6 Jul 2021	—	2,675
Lloyds Banking Group Plc Subordinated	4.344% 9 Jan 2048	—	3,208
Methanex Corp Sr Unsecured	5.25% 15 Dec 2029	—	2,381
Mexico City Arpt Trust Sr Secured 144A	5.5% 31 Jul 2047	—	2,716
Microchip Technology Inc Sr Secured	4.333% 1 Jun 2023	—	1,043
Mill City Mortgage Trust Mcmlt 2016 1 A1 144A	2.5% 25 Apr 2057	—	473
Molex Electronics Tech Sr Unsecured 144A	2.878% 15 Apr 2020	—	923
Molex Electronics Tech Sr Unsecured 144A	3.9% 15 Apr 2025	—	1,020
Morgan Stanley Sr Unsecured	5.5% 26 Jan 2020	—	2,177
Morgan Stanley Sr Unsecured	2.65% 27 Jan 2020	—	2,964
Morgan Stanley Sr Unsecured	2.8% 16 Jun 2020	—	529
Morgan Stanley Sr Unsecured	3.7% 23 Oct 2024	—	3,567
Nabors Industries Inc Company Guar	5.1% 15 Sep 2023	—	946
National Rural Util Coop Subordinated	4.75% 30 Apr 2043	—	2,059
Nationwide Bldg Society Sr Unsecured 144A	3.622% 26 Apr 2023	—	2,709
Navient Corp Sr Unsecured	6.125% 25 Mar 2024	—	357
Northwestern Mutual Life Subordinated 144A	3.625% 30 Sep 2059	—	1,189
Occidental Petroleum Cor Sr Unsecured	2.6% 13 Aug 2021	—	1,924
Office Cherifien Des Pho Sr Unsecured 144A	5.625% 25 Apr 2024	—	2,911

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Onslow Bay Financial Llc Obx 2018 Exp1 1A3 144A	4% 25 Apr 2048	—	984
Ooredoo Intl Finance Company Guar 144A	3.25% 21 Feb 2023	—	2,683
Orbia Advance Corp Sab Company Guar 144A	6.75% 19 Sep 2042	—	3,342
Owens Corning Sr Unsecured	4.2% 1 Dec 2024	—	1,390
Planet Fitness Master Issuer L Plnt 2018 1A A2I 144A	4.262% 5 Sep 2048	—	1,719
Pnc Bank Na Sr Unsecured	2.028% 9 Dec 2022	—	3,297
Ppl Electric Utilities 1St Mortgage	3% 1 Oct 2049	—	755
Prosus Nv Company Guar 144A	6% 18 Jul 2020	—	3,345
Prosus Nv Company Guar 144A	4.85% 6 Jul 2027	—	2,869
Qep Resources Inc Sr Unsecured	5.25% 1 May 2023	—	130
Range Resources Corp Company Guar	4.875% 15 May 2025	—	1,126
Ryder System Inc Sr Unsecured	2.5% 1 Sep 2024	—	1,389
Saci Falabella Sr Unsecured 144A	3.75% 30 Apr 2023	—	2,683
Santander Drive Auto Receivabl Sdart 2016 2 C	2.66% 15 Nov 2021	—	583
Santander Drive Auto Receivabl Sdart 2018 2 B	3.03% 15 Sep 2022	—	47
Santander Drive Auto Receivabl Sdart 2018 2 C	3.35% 17 Jul 2023	—	67
Santander Drive Auto Receivabl Sdart 2019 3 A3	2.16% 15 Nov 2022	—	264
Saudi Arabian Oil Co Sr Unsecured 144A	4.375% 16 Apr 2049	—	2,880
Sequoia Mortgage Trust Semt 2017 Ch1 A1 144A	4% 25 Aug 2047	—	2,483
Sequoia Mortgage Trust Semt 2018 Ch1 A1 144A	4% 25 Feb 2048	—	789
Sm Energy Co Sr Unsecured	6.125% 15 Nov 2022	—	465
Sm Energy Co Sr Unsecured	5.625% 1 Jun 2025	—	1,187
Steel Dynamics Inc Sr Unsecured	3.45% 15 Apr 2030	—	266
Sumitomo Mitsui Finl Grp Sr Unsecured	2.696% 16 Jul 2024	—	2,672
Sumitomo Mitsui Finl Grp Sr Unsecured	3.04% 16 Jul 2029	—	2,688
Syngenta Finance Nv Company Guar 144A	3.698% 24 Apr 2020	—	2,642
Telefonica Emisiones Sau Company Guar	5.134% 27 Apr 2020	—	1,994
Telefonica Emisiones Sau Company Guar	5.462% 16 Feb 2021	—	2,050
Texas Instruments Inc Sr Unsecured	2.25% 4 Sep 2029	—	780
Thaioil Trsry Center Company Guar 144A	4.875% 23 Jan 2043	—	3,081
Time Warner Cable Llc Sr Secured	5.875% 15 Nov 2040	—	529
Time Warner Cable Llc Sr Secured	5.5% 1 Sep 2041	—	1,839
Toronto Dominion Bank Sr Unsecured	2.65% 12 Jun 2024	—	3,372
Towd Point Mortgage Trust Tpmt 2015 2 1A12 144A	2.75% 25 Nov 2060	—	391
Towd Point Mortgage Trust Tpmt 2016 2 A1A 144A	2.75% 25 Aug 2055	—	756
Towd Point Mortgage Trust Tpmt 2018 3 A1 144A	3.75% 25 May 2058	—	1,496
Toyota Motor Corp Sr Unsecured	2.358% 2 Jul 2024	—	1,335
Transelec Sa Sr Unsecured 144A	4.625% 26 Jul 2023	—	2,785
Transprtdra De Gas Intl Sr Unsecured 144A	5.55% 1 Nov 2028	—	3,012
Ubs Barclays Commercial Mortga Ubsbb 2013 C5 A4	3.1847% 10 Mar 2046	—	1,351
Univar Solutions Usa Inc Company Guar 144A	5.125% 1 Dec 2027	—	893

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

	Universal Health Svcs Sr Secured 144A	4.75% 1 Aug 2022	—	1,396
	University Of Pennsylvan Sr Unsecured	3.61% 15 Feb 2119	—	810
	Virginia Elec + Power Co Sr Unsecured	2.875% 15 Jul 2029	—	405
	Wf Rbs Commercial Mortgage Tru Wfrbs 2011 C4 D 144A	5.22988% 15 Jun 2044	—	671
	Whirlpool Corp Sr Unsecured	4.75% 26 Feb 2029	—	1,614
	Whirlpool Corp Sr Unsecured	4.7% 1 Jun 2022	—	3,205
	World Financial Network Credit Wfnmt 2016 A A	2.03% 15 Apr 2025	—	3,618
	Corporate and Other Obligations		—	346,346
	Synthetic Guaranteed Investment Contracts:
	Cash and Cash Equivalents:
*	State Street Bank & Trust Co	Short-term Investment Fund	—	2,052
*	State Street Bank & Trust Co	Short-term Investment Fund	—	143,261
*	State Street Bank & Trust Co	Short-term Investment Fund	—	27,219
	Australian Dollar	Cash	—	1
	Cash and Cash Equivalents		—	172,533
	U.S. Government and Government Agency Issues:
	Fannie Mae Notes	2.375% 19 Jan 2023	—	88,741
	Fed Hm Ln Pc Pool 1L1358 Fh	4.8% 1 May 2036	—	9,582
	Fed Hm Ln Pc Pool G01843 Fg	6% 1 Jun 2035	—	5,562
	Fed Hm Ln Pc Pool G03205 Fg	5.5% 1 Jul 2035	—	1,033
	Fed Hm Ln Pc Pool G08749 Fg	4% 1 Feb 2047	—	10,512
	Fed Hm Ln Pc Pool G12743 Fg	5.5% 1 Aug 2022	—	407
	Fed Hm Ln Pc Pool G14725 Fg	2.5% 1 Apr 2028	—	5,932
	Fed Hm Ln Pc Pool G16625 Fg	3% 1 Jun 2031	—	47,723
	Fed Hm Ln Pc Pool G60732 Fg	4% 1 Feb 2046	—	21,162
	Fed Hm Ln Pc Pool G60886 Fg	4% 1 Jul 2044	—	16,223
	Fed Hm Ln Pc Pool J16933 Fg	3% 1 Oct 2026	—	334
	Fed Hm Ln Pc Pool Q03572 Fg	4% 1 Sep 2041	—	33,894
	Fed Hm Ln Pc Pool Q11095 Fg	3.5% 1 Sep 2042	—	45,943
	Fed Hm Ln Pc Pool Q39715 Fg	3.5% 1 Apr 2046	—	4,854
	Fed Hm Ln Pc Pool Q43369 Fg	3.5% 1 Oct 2046	—	10,131
	Fed Hm Ln Pc Pool Q46343 Fg	4% 1 Feb 2047	—	11,767
	Fed Hm Ln Pc Pool Q51345 Fg	3.5% 1 Oct 2047	—	5,565
	Fed Hm Ln Pc Pool Q59042 Fg	4.5% 1 Oct 2048	—	50,952
	Fed Hm Ln Pc Pool Q59738 Fg	5% 1 Nov 2048	—	11,817
	Fed Hm Ln Pc Pool Qa4520 Fr	3.5% 1 Nov 2049	—	10,122
	Fed Hm Ln Pc Pool Qa4525 Fr	3.5% 1 Oct 2049	—	7,546
	Fed Hm Ln Pc Pool Ra1419 Fr	3.5% 1 Sep 2049	—	26,955
	Fed Hm Ln Pc Pool Ra1573 Fr	3.5% 1 Oct 2049	—	19,006
	Fed Hm Ln Pc Pool U92432 Fg	4% 1 Feb 2044	—	7,009
	Fed Hm Ln Pc Pool V82290 Fg	4% 1 Apr 2046	—	11,695

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Fed Hm Ln Pc Pool Za2758 Fr	2.5% 1 Jul 2027	—	26,135
Fed Hm Ln Pc Pool Zs6993 Fr	2.5% 1 Jul 2029	—	19,472
Fed Hm Ln Pc Pool Zt1955 Fr	3% 1 May 2049	—	47,802
Federal Home Loan Bank Bonds	1.875% 29 Nov 2021	—	67,879
Federal Home Loan Bank Bonds	2.125% 11 Feb 2020	—	12,790
Fnma Pool 254693 Fn	5.5% 1 Apr 2033	—	1,805
Fnma Pool 725222 Fn	5.5% 1 Feb 2034	—	2,207
Fnma Pool 725423 Fn	5.5% 1 May 2034	—	1,717
Fnma Pool 725424 Fn	5.5% 1 Apr 2034	—	762
Fnma Pool 725690 Fn	6% 1 Aug 2034	—	727
Fnma Pool 725946 Fn	5.5% 1 Nov 2034	—	1,975
Fnma Pool 914789 Fn	4.691% 1 Apr 2037	—	9,174
Fnma Pool 931745 Fn	5% 1 Aug 2024	—	11,010
Fnma Pool 986148 Fn	5.5% 1 Jan 2038	—	13,255
Fnma Pool Ab5519 Fn	3.5% 1 Jul 2042	—	29,921
Fnma Pool Ab5688 Fn	3.5% 1 Jul 2037	—	10,552
Fnma Pool Ab6282 Fn	3.5% 1 Sep 2042	—	46,902
Fnma Pool Ab6801 Fn	3.5% 1 Nov 2042	—	7,040
Fnma Pool Ab7016 Fn	4% 1 Nov 2042	—	26,702
Fnma Pool Ab7462 Fn	3.5% 1 Jan 2043	—	7,250
Fnma Pool Ab9096 Fn	4% 1 Apr 2043	—	18,297
Fnma Pool Ae9758 Fn	4% 1 Dec 2040	—	9,679
Fnma Pool Al0139 Fn	4.483% 1 Feb 2039	—	3,993
Fnma Pool Al1489 Fn	3.5% 1 Feb 2042	—	4,480
Fnma Pool Al9848 Fn	3% 1 Mar 2047	—	47,555
Fnma Pool Ao4163 Fn	3.5% 1 Jun 2042	—	30,717
Fnma Pool Ao8169 Fn	3.5% 1 Sep 2042	—	21,099
Fnma Pool Aq0543 Fn	3.5% 1 Nov 2042	—	39,221
Fnma Pool Aq6238 Fn	3.5% 1 Dec 2042	—	9,592
Fnma Pool Ar4445 Fn	3% 1 Mar 2043	—	9,670
Fnma Pool Ar9225 Fn	3% 1 Mar 2043	—	39,905
Fnma Pool As3955 Fn	4% 1 Dec 2044	—	66,306
Fnma Pool As6922 Fn	3.5% 1 Apr 2046	—	72,447
Fnma Pool As7023 Fn	4% 1 Apr 2046	—	37,048
Fnma Pool As8028 Fn	2.5% 1 Sep 2031	—	29,830
Fnma Pool As8483 Fn	3% 1 Dec 2046	—	124,713
Fnma Pool At2020 Fn	3.5% 1 Apr 2043	—	25,282
Fnma Pool At3008 Fn	3.5% 1 Apr 2043	—	2,633
Fnma Pool Au1628 Fn	3% 1 Jul 2043	—	37,760
Fnma Pool Au6109 Fn	4% 1 Sep 2043	—	8,361
Fnma Pool Au6743 Fn	4% 1 Oct 2043	—	19,180

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Fnma Pool Bc5980 Fn	3.5% 1 Apr 2046	—	6,200
Fnma Pool Bd2440 Fn	3.5% 1 Jan 2047	—	29,457
Fnma Pool Bd6399 Fn	3.5% 1 Sep 2046	—	10,847
Fnma Pool Bd7074 Fn	3% 1 Mar 2047	—	48,208
Fnma Pool Bd7595 Fn	4% 1 Sep 2046	—	4,604
Fnma Pool Bd9698 Fn	3.5% 1 Dec 2046	—	7,111
Fnma Pool Be0183 Fn	3.5% 1 Dec 2046	—	11,242
Fnma Pool Be2929 Fn	3.5% 1 Dec 2046	—	19,040
Fnma Pool Be4503 Fn	3.5% 1 Dec 2046	—	14,837
Fnma Pool Bj0648 Fn	3.5% 1 Mar 2048	—	49,346
Fnma Pool Bj7463 Fn	4% 1 Dec 2048	—	13,140
Fnma Pool Bj8777 Fn	3.5% 1 Sep 2049	—	11,280
Fnma Pool Bn6715 Fn	4% 1 Jun 2049	—	27,696
Fnma Pool Bo3250 Fn	3.5% 1 Nov 2049	—	20,260
Fnma Pool Ca1354 Fn	3.5% 1 Mar 2048	—	20,626
Fnma Pool Ca2187 Fn	4% 1 Aug 2048	—	3,636
Fnma Pool Ca2369 Fn	4.5% 1 Sep 2048	—	17,437
Fnma Pool Ca2370 Fn	4.5% 1 Sep 2048	—	26,894
Fnma Pool Ca4429 Fn	3.5% 1 Oct 2049	—	27,942
Fnma Pool Ca4430 Fn	3.5% 1 Oct 2049	—	27,785
Fnma Pool Fm1080 Fn	3.5% 1 May 2034	—	47,904
Fnma Pool Fm1409 Fn	3.5% 1 Aug 2034	—	50,246
Fnma Pool Ma1217 Fn	4% 1 Oct 2042	—	18,771
Fnma Pool Ma1404 Fn	3.5% 1 Apr 2043	—	20,261
Fnma Pool Ma2994 Fn	3.5% 1 May 2047	—	42,444
Fnma Pool Ma3209 Fn	3% 1 Dec 2047	—	23,508
Fnma Pool Ma3275 Fn	3% 1 Feb 2048	—	59,031
Fnma Pool Ma3332 Fn	3.5% 1 Apr 2048	—	48,119
Fnma Pool Ma3536 Fn	4% 1 Dec 2048	—	38,503
Fnma Pool Ma3614 Fn	3.5% 1 Mar 2049	—	42,138
Fnma Pool Ma3747 Fn	4.5% 1 Aug 2049	—	9,415
Fnma Pool Ma3765 Fn	2.5% 1 Sep 2049	—	54,074
Fnma Tba 15 Yr 2.5 Single Family Mortgage	2.5% 16 Jan 2035	—	50,873
Fnma Tba 15 Yr 3.5 Single Family Mortgage	3.5% 16 Jan 2035	—	52,254
Fnma Tba 30 Yr 3.5 Single Family Mortgage	3.5% 14 Jan 2050	—	31,301
Freddie Mac Notes	1.875% 17 Nov 2020	—	83,344
Gnma Ii Pool Ma4719 G2	3.5% 20 Sep 2047	—	83,652
Honolulu City Cnty Hi Wstwtr Honutl	2.233% 1 Jul 2024	—	2,733
Italy Gov T Int Bond Sr Unsecured	2.375% 17 Oct 2024	—	12,870
Massachusetts St Sch Bldg Auth Masedu	2.078% 15 Oct 2023	—	10,441
Massachusetts St Wtr Resources Maswtr	1.772% 1 Aug 2023	—	5,329

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

New Jersey St Econ Dev Auth Re Njsdev	4.447% 15 Jun 2020	—	26,024
North Carolina State Education Ncsea 2011 2 A2	2.73963% 25 Jul 2025	—	10,180
South Carolina Student Loan Co Scslc 2010 1 A2	2.93963% 25 Jul 2025	—	6,006
Treasury Bill	1.535% 16 Apr 2020	—	105,719
Tsy Infl Ix N/B	0.125% 15 Apr 2021	—	48,574
Tsy Infl Ix N/B	0.125% 15 Jul 2026	—	43,583
Tsy Infl Ix N/B	0.375% 15 Jul 2025	—	76,669
Tsy Infl Ix N/B	0.125% 15 Jul 2022	—	183,527
Tsy Infl Ix N/B	0.75% 15 Jul 2028	—	11,262
Tsy Infl Ix N/B	0.5% 15 Apr 2024	—	52,267
Tsy Infl Ix N/B	0.375% 15 Jul 2023	—	64,991
US Treasury N/B	2% 31 Oct 2022	—	248,822
US Treasury N/B	2.875% 30 Nov 2023	—	165,347
US Treasury N/B	1.125% 30 Jun 2021	—	167,343
US Treasury N/B	2.375% 29 Feb 2024	—	55,553
US Treasury N/B	2.5% 15 May 2024	—	109,356
US Treasury N/B	1.625% 15 Aug 2029	—	110,061
US Treasury N/B	1.25% 31 Aug 2024	—	387,825
US Treasury N/B	1.5% 30 Sep 2024	—	55,528
US Treasury N/B	1.5% 31 Oct 2024	—	55,885
US Treasury N/B	5.5% 15 Aug 2028	—	36,150
US Treasury N/B	5.375% 15 Feb 2031	—	30,952
US Treasury N/B	2.25% 15 Nov 2027	—	13,369
US Treasury N/B	2% 30 Nov 2020	—	217,909
US Treasury N/B	1.375% 31 Aug 2020	—	16,356
US Treasury N/B	1.375% 30 Sep 2020	—	398,814
US Treasury N/B	2.125% 31 Dec 2022	—	23,031
US Treasury N/B	3.5% 15 May 2020	—	265,490
US Treasury N/B	1.25% 31 Mar 2021	—	372,275
US Treasury N/B	1.125% 30 Jun 2021	—	16,241
US Treasury N/B	1.125% 30 Sep 2021	—	167,097
US Treasury N/B	1.625% 31 Oct 2023	—	35,592
US Treasury N/B	4.5% 15 Feb 2036	—	9,083
US Treasury N/B	2.125% 30 Nov 2023	—	137,050
US Treasury N/B	1.75% 30 Nov 2021	—	129,898
US Treasury N/B	2.25% 31 Dec 2023	—	55,685
US Treasury N/B	2.375% 15 Mar 2022	—	57,219
US Treasury N/B	1.625% 31 Jul 2020	—	57,972
US Treasury N/B	1.75% 31 May 2022	—	53,393
US Treasury N/B	2.375% 15 May 2029	—	13,970
US Treasury N/B	2% 15 Aug 2025	—	10,184

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

US Treasury N/B	3.125% 15 May 2021	—	26,089
US Treasury N/B	1.375% 31 May 2021	—	56,756
US Treasury N/B	1.25% 31 Oct 2021	—	34,038
US Treasury N/B	2.25% 30 Apr 2021	—	28,106
US Treasury N/B	1.625% 15 Aug 2029	—	11,094
US Treasury N/B	1.5% 31 Oct 2021	—	302,564
US Treasury N/B	2.125% 31 Jul 2024	—	623,875
US Treasury N/B	2.875% 15 Nov 2021	—	450,225
US Treasury N/B	2.875% 30 Nov 2023	—	192,277
US Treasury N/B	2.625% 15 Dec 2021	—	91,441
US Treasury N/B	2.625% 15 Feb 2029	—	24,823
US Treasury N/B	2.375% 15 Mar 2022	—	493,616
US Treasury N/B	2.125% 31 Mar 2024	—	39,613
US Treasury N/B	1.375% 31 Oct 2020	—	34,557
U.S. Government and Government Agency Issues		—	9,163,437
Corporate and Other Obligations:
Abbvie Inc Sr Unsecured	2.5% 14 May 2020	—	2,885
Abbvie Inc Sr Unsecured 144A	2.15% 19 Nov 2021	—	13,703
Abbvie Inc Sr Unsecured 144A	2.95% 21 Nov 2026	—	9,716
Abbvie Inc Sr Unsecured 144A	2.95% 21 Nov 2026	—	8,249
Abbvie Inc Sr Unsecured 144A	2.3% 21 Nov 2022	—	5,067
Abbvie Inc Sr Unsecured 144A	2.6% 21 Nov 2024	—	5,627
Air Lease Corp Sr Unsecured	3.875% 3 Jul 2023	—	11,004
Air Lease Corp Sr Unsecured	3.25% 1 Oct 2029	—	8,418
Aircastle Ltd Sr Unsecured	4.4% 25 Sep 2023	—	11,613
Aircastle Ltd Sr Unsecured	4.25% 15 Jun 2026	—	12,004
Alexandria Real Estate E Company Guar	2.75% 15 Dec 2029	—	3,381
Alexandria Real Estate E Company Guar	4% 15 Jan 2024	—	6,523
Alfa S.A. Sr Unsecured 144A	5.25% 25 Mar 2024	—	9,139
Ally Auto Receivables Trust Allya 2019 4 A3	1.84% 17 Jun 2024	—	26,409
Amazon.Com Inc Sr Unsecured	2.4% 22 Feb 2023	—	13,194
American Electric Power Sr Unsecured	4.3% 1 Dec 2028	—	7,214
American Express Co Sr Unsecured	3.4% 27 Feb 2023	—	27,482
American Express Credit Accoun Amxca 2019 1 A	2.87% 15 Oct 2024	—	16,556
American Express Credit Sr Unsecured	2.6% 14 Sep 2020	—	3,623
American Financial Group Sr Unsecured	3.5% 15 Aug 2026	—	14,283
American Honda Finance Sr Unsecured	3.625% 10 Oct 2023	—	12,359
American Honda Finance Sr Unsecured	2.2% 27 Jun 2022	—	15,241
American Honda Finance Sr Unsecured	1.95% 20 May 2022	—	21,684
American Intl Group Sr Unsecured	6.4% 15 Dec 2020	—	31,872
American Intl Group Sr Unsecured	4.875% 1 Jun 2022	—	16,915

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

American Tower Corp Sr Unsecured	3% 15 Jun 2023	—	26,132
Americredit Automobile Receiva Amcar 2017 1 A3	1.87% 18 Aug 2021	—	126
Americredit Automobile Receiva Amcar 2019 2 A3	2.28% 18 Jan 2024	—	36,173
Amgen Inc Sr Unsecured	2.65% 11 May 2022	—	31,980
Anglo American Capital Company Guar 144A	3.625% 11 Sep 2024	—	18,679
Anheuser Busch	3.65% 1 Feb 2026	—	14,402
Aon Corp Company Guar	2.2% 15 Nov 2022	—	27,315
Apple Inc Sr Unsecured	1.8% 11 Sep 2024	—	26,839
Arcelormittal Sr Unsecured	3.6% 16 Jul 2024	—	6,647
Ares Capital Corp Sr Unsecured	4.2% 10 Jun 2024	—	6,787
Asian Development Bank Sr Unsecured	2.25% 20 Jan 2021	—	32,238
Assurant Inc Sr Unsecured	4.2% 27 Sep 2023	—	3,008
At+T Inc Sr Unsecured	4.35% 1 Mar 2029	—	12,018
At+T Inc Sr Unsecured	3.55% 1 Jun 2024	—	10,415
At+T Inc Sr Unsecured	3.6% 15 Jul 2025	—	12,579
At+T Inc Sr Unsecured	3.2% 1 Mar 2022	—	14,193
At+T Inc Sr Unsecured	4.05% 15 Dec 2023	—	27,782
Aust + Nz Banking Grp Ny Sr Unsecured	2.05% 21 Nov 2022	—	27,283
Autonation Inc Company Guar	4.5% 1 Oct 2025	—	6,795
Autonation Inc Company Guar	3.5% 15 Nov 2024	—	7,796
Aviation Capital Group Sr Unsecured 144A	3.875% 1 May 2023	—	9,674
Axis Specialty Finance Company Guar	3.9% 15 Jul 2029	—	3,767
Baker Hughes	2.773% 15 Dec 2022	—	12,305
Baker Hughes	3.337% 15 Dec 2027	—	23,344
Banc Of America Commercial Mor Bacm 2017 Bnk3 A2	3.116% 15 Feb 2050	—	23,181
Banco Santander Sa Sr Unsecured	3.5% 11 Apr 2022	—	7,399
Banco Santander Sa Sr Unsecured	3.125% 23 Feb 2023	—	14,703
Banco Santander Sa Subordinated	5.179% 19 Nov 2025	—	8,069
Bank Bank 2019 Bn17 A4	3.714% 15 Apr 2052	—	21,491
Bank Bank 2019 Bn24 A3	2.96% 15 Nov 2062	—	5,354
Bank Of America Corp Sr Unsecured	3.124% 20 Jan 2023	—	13,767
Bank Of America Corp Sr Unsecured	2.503% 21 Oct 2022	—	21,270
Bank Of America Corp Sr Unsecured	2.738% 23 Jan 2022	—	12,876
Bank Of America Corp Sr Unsecured	3.499% 17 May 2022	—	12,489
Bank Of America Corp Subordinated	3.95% 21 Apr 2025	—	29,726
Bank Of America Corp Subordinated	4.45% 3 Mar 2026	—	2,057
Bank Of Montreal Sr Unsecured	2.5% 28 Jun 2024	—	13,671
Bank Of Montreal Sr Unsecured	2.05% 1 Nov 2022	—	15,547
Bank Of Nova Scotia Sr Unsecured	2% 15 Nov 2022	—	27,231
Bank Of Nova Scotia Sr Unsecured	2.5% 8 Jan 2021	—	2,716
Bank Of The West Auto Trust Bwsta 2017 1 A3 144A	2.11% 15 Jan 2023	—	6,753

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Banque Fed Cred Mutuel Sr Unsecured 144A	2.75% 15 Oct 2020	—	7,245
Barclays Commercial Mortgage S Bbcms 2017 C1 A2	3.189% 15 Feb 2050	—	19,422
Barclays Dryrock Issuance Trus Drock 2015 1 A	2.2% 15 Dec 2022	—	23,446
Barclays Plc Sr Unsecured	4.338% 16 May 2024	—	19,174
Barclays Plc Sr Unsecured	3.684% 10 Jan 2023	—	12,001
Bat Capital Corp Company Guar	3.215% 6 Sep 2026	—	13,788
Baxalta Inc Company Guar	3.6% 23 Jun 2022	—	4,029
Bb Ubs Trust Bbubs 2012 Tft A 144A	2.8922% 5 Jun 2030	—	20,883
Bbva Usa Sr Unsecured	2.875% 29 Jun 2022	—	14,427
Berkshire Hathaway Energ Sr Unsecured	2.8% 15 Jan 2023	—	9,692
Best Buy Co Inc Sr Unsecured	4.45% 1 Oct 2028	—	14,425
Biogen Inc Sr Unsecured	3.625% 15 Sep 2022	—	7,721
Bnp Paribas Sr Unsecured	2.375% 21 May 2020	—	7,212
Boeing Co Sr Unsecured	2.125% 1 Mar 2022	—	38,813
Boston Properties Lp Sr Unsecured	4.125% 15 May 2021	—	12,899
Bp Cap Markets America Company Guar	4.234% 6 Nov 2028	—	12,829
Brighthouse Financial In Sr Unsecured	3.7% 22 Jun 2027	—	10,059
Bristol Myers Squibb Co Sr Unsecured 144A	3.875% 15 Aug 2025	—	13,819
Bristol Myers Squibb Co Sr Unsecured 144A	2.6% 16 May 2022	—	19,037
British Telecommunicatio Sr Unsecured	4.5% 4 Dec 2023	—	19,189
Brixmor Operating Part Sr Unsecured	3.65% 15 Jun 2024	—	11,865
Broadcom Crp / Caymn Fi Company Guar	3.625% 15 Jan 2024	—	12,241
Broadcom Crp / Caymn Fi Company Guar	3.875% 15 Jan 2027	—	13,727
Broadcom Inc Company Guar 144A	3.625% 15 Oct 2024	—	4,493
Broadcom Inc Company Guar 144A	4.25% 15 Apr 2026	—	6,693
Brown Forman Corp Sr Unsecured	3.5% 15 Apr 2025	—	4,033
Bunge Ltd Finance Corp Company Guar	4.35% 15 Mar 2024	—	17,969
Bx Trust Bx 2019 Imc A 144A	2.73975% 15 Apr 2034	—	6,748
Cabot Corp Sr Unsecured	4% 1 Jul 2029	—	17,941
Capital One Financial Co Sr Unsecured	3.75% 9 Mar 2027	—	3,841
Capital One Financial Co Sr Unsecured	3.3% 30 Oct 2024	—	14,439
Capital One Financial Co Sr Unsecured	3.05% 9 Mar 2022	—	12,684
Capital One Multi Asset Execut Comet 2016 A5 A5	1.66% 17 Jun 2024	—	41,282
Carmax Auto Owner Trust Carmx 2017 2 A3	1.93% 15 Mar 2022	—	10,477
Carmax Auto Owner Trust Carmx 2017 2 A4	2.25% 15 Sep 2022	—	38,260
Carmax Auto Owner Trust Carmx 2017 4 A3	2.11% 17 Oct 2022	—	4,538
Carmax Auto Owner Trust Carmx 2017 4 A4	2.33% 15 May 2023	—	10,845
Caterpillar Finl Service Sr Unsecured	3.65% 7 Dec 2023	—	15,861
Cfcre Commercial Mortgage Trus Cfcre 2016 C4 A4	3.283% 10 May 2058	—	29,118
Charter Comm Opt	4.908% 23 Jul 2025	—	32,396
Chase Issuance Trust Chait 2014 A2 A2	2.77% 15 Mar 2023	—	17,475

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Cheniere Corp Christi Hd Sr Secured	5.875% 31 Mar 2025	—	13,159
Choice Hotels Intl Inc Sr Unsecured	3.7% 1 Dec 2029	—	13,420
Chubb Ina Holdings Inc Company Guar	2.7% 13 Mar 2023	—	184
Cigna Corp Company Guar	3.75% 15 Jul 2023	—	16,806
Cigna Corp Company Guar	3.75% 15 Jul 2023	—	3,626
Cigna Corp Company Guar	4.125% 15 Nov 2025	—	4,416
Cigna Corp Company Guar	4.375% 15 Oct 2028	—	5,984
Cigna Corp Company Guar 144A	4.5% 25 Feb 2026	—	2,569
Cigna Corp Company Guar 144A	3.4% 1 Mar 2027	—	10,629
Cigna Corp Company Guar 144A	3.05% 30 Nov 2022	—	8,282
Cisco Systems Inc Sr Unsecured	2.5% 20 Sep 2026	—	5,323
Citibank Na Sr Unsecured	2.844% 20 May 2022	—	27,335
Citigroup Commercial Mortgage Cgcmt 2015 Gc27 A5	3.137% 10 Feb 2048	—	16,906
Citigroup Commercial Mortgage Cgcmt 2016 C1 A4	3.209% 10 May 2049	—	24,731
Citigroup Commercial Mortgage Cgcmt 2016 P6 Aab	3.512% 10 Dec 2049	—	17,394
Citigroup Commercial Mortgage Cgcmt 2019 C7 A4	3.102% 15 Dec 2072	—	12,639
Citigroup Inc Sr Unsecured	2.312% 4 Nov 2022	—	21,492
Citigroup Inc Sr Unsecured	2.65% 26 Oct 2020	—	19,189
Citigroup Inc Subordinated	3.875% 26 Mar 2025	—	33,638
Citizens Financial Group Sr Unsecured	2.375% 28 Jul 2021	—	28,768
Cnh Equipment Trust Cnh 2017 B A3	1.86% 15 Sep 2022	—	7,109
Comcast Corp Company Guar	3.7% 15 Apr 2024	—	25,156
Comerica Inc Sr Unsecured	3.7% 31 Jul 2023	—	9,085
Comm Mortgage Trust Comm 2013 Sfs A1 144A	1.8726% 12 Apr 2035	—	3,495
Comm Mortgage Trust Comm 2014 Ubs2 A5	3.961% 10 Mar 2047	—	5,348
Comm Mortgage Trust Comm 2014 Ubs3 A4	3.819% 10 Jun 2047	—	20,406
Comm Mortgage Trust Comm 2014 Ubs3 A4	3.819% 10 Jun 2047	—	11,252
Comm Mortgage Trust Comm 2014 Ubs5 A4	3.838% 10 Sep 2047	—	19,161
Comm Mortgage Trust Comm 2014 Ubs6 A5	3.644% 10 Dec 2047	—	30,557
Comm Mortgage Trust Comm 2015 Cr25 A4	3.759% 10 Aug 2048	—	11,520
Comm Mortgage Trust Comm 2015 Cr27 Asb	3.404% 10 Oct 2048	—	31,335
Comm Mortgage Trust Comm 2015 Dc1 A5	3.35% 10 Feb 2048	—	5,813
Comm Mortgage Trust Comm 2015 Dc1 A5	3.35% 10 Feb 2048	—	11,250
Comm Mortgage Trust Comm 2015 Pc1 A5	3.902% 10 Jul 2050	—	23,883
Comm Mortgage Trust Comm 2016 Dc2 A5	3.765% 10 Feb 2049	—	29,003
Commonwealth Bank Aust Sr Unsecured 144A	2.25% 10 Mar 2020	—	10,808
Conagra Brands Inc Sr Unsecured	3.8% 22 Oct 2021	—	12,449
Concho Resources Inc Company Guar	3.75% 1 Oct 2027	—	7,196
Consumers Energy Co 1St Mortgage	3.375% 15 Aug 2023	—	10,349
Cooperat Rabobank	2.25% 14 Jan 2020	—	9,003
Cooperatieve Rabobank Ua Company Guar	4.375% 4 Aug 2025	—	15,827

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Cooperatieve Rabobank Ua Company Guar	3.75% 21 Jul 2026	—	9,380
Corp Andina De Fomento Sr Unsecured	3.25% 11 Feb 2022	—	14,649
Cox Communications Inc Sr Unsecured 144A	3.15% 15 Aug 2024	—	10,368
Cox Communications Inc Sr Unsecured 144A	2.95% 30 Jun 2023	—	4,658
Cred Suis Gp Fun Ltd Company Guar	2.75% 26 Mar 2020	—	19,829
Cred Suis Gp Fun Ltd Company Guar	3.8% 15 Sep 2022	—	34,491
Credit Agricole London Sr Unsecured 144A	2.75% 10 Jun 2020	—	9,030
Credit Agricole London Sr Unsecured 144A	3.375% 10 Jan 2022	—	12,344
Credit Based Asset Servicing A Cbass 2003 Cb1 Af	3.95% 25 Jan 2033	—	1,865
Credit Suisse Mortgage Trust Csmc 2014 Usa A2 144A	3.953% 15 Sep 2037	—	25,414
Credit Suisse New York Sr Unsecured	2.1% 12 Nov 2021	—	9,407
Csail Commercial Mortgage Trus Csail 2015 C2 A4	3.504% 15 Jun 2057	—	4,437
Csail Commercial Mortgage Trus Csail 2015 C3 A4	3.7182% 15 Aug 2048	—	17,544
Csail Commercial Mortgage Trus Csail 2015 C4 A4	3.8079% 15 Nov 2048	—	15,357
Csail Commercial Mortgage Trus Csail 2015 C4 Asb	3.6167% 15 Nov 2048	—	9,355
Csail Commercial Mortgage Trus Csail 2019 C18 A4	2.968% 15 Dec 2052	—	10,986
Cvs Health Corp Sr Unsecured	3.875% 20 Jul 2025	—	11,046
Cvs Health Corp Sr Unsecured	4.1% 25 Mar 2025	—	6,959
Cvs Health Corp Sr Unsecured	3.7% 9 Mar 2023	—	28,901
Cyrusone Lp/Cyrusone Fin Company Guar	2.9% 15 Nov 2024	—	3,795
D.R. Horton Inc Company Guar	2.55% 1 Dec 2020	—	13,744
Daimler Finance Na Llc Company Guar 144A	2.2% 5 May 2020	—	8,106
Daimler Finance Na Llc Company Guar 144A	2.45% 18 May 2020	—	18,389
Delamare Cards Delam 2018 1A A1 144A	2.46388% 19 Nov 2025	—	24,147
Dell Equipment Finance Trust Deft 2017 2 A3 144A	2.19% 24 Oct 2022	—	4,781
Dell Equipment Finance Trust Deft 2019 1 A3 144A	2.83% 22 Mar 2024	—	16,396
Delta Air Lines Inc Sr Unsecured	2.9% 28 Oct 2024	—	19,633
Deutsche Bank Ny Sr Unsecured	3.961% 26 Nov 2025	—	19,501
Dh Europe Finance Ii Company Guar	2.2% 15 Nov 2024	—	11,719
Dh Europe Finance Ii Company Guar	2.2% 15 Nov 2024	—	12,620
Diamondback Energy Inc Company Guar	3.5% 1 Dec 2029	—	17,772
Diamondback Energy Inc Company Guar	2.875% 1 Dec 2024	—	10,382
Dominion Energy Gas Hldg Sr Unsecured	2.5% 15 Nov 2024	—	7,959
Dominion Energy Inc Jr Subordina	3.071% 15 Aug 2024	—	5,564
Dominion Energy Inc Sr Unsecured	2% 15 Aug 2021	—	39,777
Drive Auto Receivables Trust Drive 2018 5 A3	3.34% 15 Oct 2022	—	15,030
Drive Auto Receivables Trust Drive 2019 1 A3	3.18% 17 Oct 2022	—	5,054
Drive Auto Receivables Trust Drive 2019 3 A3	2.49% 15 Jun 2023	—	6,331
Dte Energy Co Sr Unsecured	2.25% 1 Nov 2022	—	5,581
Dupont De Nemours Inc Sr Unsecured	4.205% 15 Nov 2023	—	8,283
Dupont De Nemours Inc Sr Unsecured	4.493% 15 Nov 2025	—	8,527

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Edison International Sr Unsecured	2.125% 15 Apr 2020	—	19,276
Enbridge Inc Company Guar	3.125% 15 Nov 2029	—	19,140
Enel Chile Sa Sr Unsecured	4.875% 12 Jun 2028	—	8,077
Energy Transfer Operatng Company Guar	4.25% 15 Mar 2023	—	2,821
Energy Transfer Operatng Company Guar	5.5% 1 Jun 2027	—	9,271
Energy Transfer Operatng Company Guar	4.15% 1 Oct 2020	—	24,747
Energy Transfer Operatng Company Guar	4.5% 15 Apr 2024	—	9,776
Entergy Corp Sr Unsecured	4% 15 Jul 2022	—	11,916
Entergy Texas Inc 1St Mortgage	3.45% 1 Dec 2027	—	13,420
Enterprise Fleet Financing Llc Eff 2017 3 A2 144A	2.13% 22 May 2023	—	4,182
Enterprise Products Oper Company Guar	5.2% 1 Sep 2020	—	9,373
Enterprise Products Oper Company Guar	3.35% 15 Mar 2023	—	12,853
Enterprise Products Oper Company Guar	3.7% 15 Feb 2026	—	15,143
Estee Lauder Co Inc Sr Unsecured	2% 1 Dec 2024	—	2,888
European Investment Bank Sr Unsecured	2.5% 15 Mar 2023	—	31,735
European Investment Bank Sr Unsecured	2.375% 13 May 2021	—	33,447
Evergy Inc Sr Unsecured	2.9% 15 Sep 2029	—	6,810
Eversource Energy Sr Unsecured	2.75% 15 Mar 2022	—	14,619
Exelon Corp Sr Unsecured	2.85% 15 Jun 2020	—	21,655
Exelon Generation Co Llc Sr Unsecured	4.25% 15 Jun 2022	—	15,819
Exelon Generation Co Llc Sr Unsecured	2.95% 15 Jan 2020	—	8,067
Exeter Automobile Receivables Eart 2019 2A A 144A	2.93% 15 Jul 2022	—	7,400
Expedia Group Inc Company Guar	3.8% 15 Feb 2028	—	9,982
Fannie Mae Fnr 2011 99 Ga	3% 25 May 2040	—	5,542
Fannie Mae Fnr 2012 19 Gh	3% 25 Nov 2030	—	25,384
Fannie Mae Fnr 2014 34 Ma	3% 25 Feb 2044	—	22,758
Fanniemae Aces Fna 2015 M17 Fa	2.77638% 25 Nov 2022	—	3,993
Fhlmc Multifamily Structured P Fhms K021 A1	1.603% 25 Jan 2022	—	9,630
Fhlmc Multifamily Structured P Fhms K026 A2	2.51% 25 Nov 2022	—	31,031
Fhlmc Multifamily Structured P Fhms K029 A2	3.32% 25 Feb 2023	—	12,513
Fhlmc Multifamily Structured P Fhms K030 A2	3.25% 25 Apr 2023	—	3,729
Fhlmc Multifamily Structured P Fhms K035 A1	2.615% 25 Mar 2023	—	8,539
Fhlmc Multifamily Structured P Fhms K083 A2	4.05% 25 Sep 2028	—	29,203
Fhlmc Multifamily Structured P Fhms K084 A2	3.78% 25 Oct 2028	—	19,557
Fhlmc Multifamily Structured P Fhms Kj26 A2	2.606% 25 Jul 2027	—	27,346
Fifth Third Bancorp Sr Unsecured	3.5% 15 Mar 2022	—	7,019
Flex Ltd Sr Unsecured	4.875% 15 Jun 2029	—	16,626
Ford Credit Auto Owner Tr	3.19% 15 Jul 2031	—	18,337
Ford Credit Auto Owner Tr	2.31% 15 Aug 2027	—	11,746
Ford Credit Auto Owner Trust Fordo 2016 C A3	1.22% 15 Mar 2021	—	1,744
Ford Credit Auto Owner Trust Fordo 2017 C A3	2.01% 15 Mar 2022	—	8,322

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Ford Credit Auto Owner Trust Fordo 2019 C A3	1.87% 15 Mar 2024	—	23,024
Ford Credit Floorplan Master O Fordf 2017 1 A1	2.07% 15 May 2022	—	16,927
Ford Credit Floorplan Master O Fordf 2017 2 A1	2.16% 15 Sep 2022	—	12,149
Ford Motor Credit Co Llc Sr Unsecured	5.875% 2 Aug 2021	—	10,631
Freddie Mac Scrt Scrt 2019 3 M55D	4% 25 Oct 2058	—	13,282
Freddie Mac Fhr 3910 Jb	3% 15 Dec 2037	—	4,915
Freddie Mac Fhr 4010 Gd	3% 15 Aug 2030	—	42,978
Freddie Mac Fhr 4028 Va	4% 15 Mar 2025	—	9,568
Freddie Mac Fhr 4057 Va	4% 15 May 2025	—	13,346
Fs Kkr Capital Corp Sr Unsecured	4.125% 1 Feb 2025	—	14,059
Ge Capital Intl Funding Company Guar	3.373% 15 Nov 2025	—	11,256
General Motors Finl Co Company Guar	5.25% 1 Mar 2026	—	2,196
General Motors Finl Co Company Guar	4.3% 13 Jul 2025	—	2,694
General Motors Finl Co Sr Unsecured	4.15% 19 Jun 2023	—	17,779
General Motors Finl Co Sr Unsecured	5.1% 17 Jan 2024	—	11,767
Gilead Sciences Inc Sr Unsecured	2.55% 1 Sep 2020	—	12,946
Gilead Sciences Inc Sr Unsecured	3.65% 1 Mar 2026	—	6,166
Gilead Sciences Inc Sr Unsecured	2.55% 1 Sep 2020	—	37,970
Glaxosmithkline Cap Inc Company Guar	3.375% 15 May 2023	—	26,477
Global Payments Inc Sr Unsecured	4% 1 Jun 2023	—	6,251
Gm Financial Securitized Term Gmcar 2018 2 A3	2.81% 16 Dec 2022	—	27,776
Gm Financial Securitized Term Gmcar 2019 4 A3	1.75% 16 Jul 2024	—	7,877
Goldman Sachs Group Inc Sr Unsecured	2.876% 31 Oct 2022	—	7,304
Goldman Sachs Group Inc Sr Unsecured	6% 15 Jun 2020	—	5,570
Goldman Sachs Group Inc Sr Unsecured	5.75% 24 Jan 2022	—	12,563
Goldman Sachs Group Inc Sr Unsecured	4% 3 Mar 2024	—	13,277
Goldman Sachs Group Inc Sr Unsecured	2.35% 15 Nov 2021	—	5,278
Goldman Sachs Group Inc Sr Unsecured	3.2% 23 Feb 2023	—	7,589
Goldman Sachs Group Inc Sr Unsecured	2.876% 31 Oct 2022	—	15,886
Gs Mortgage Securities Trust Gsms 2013 G1 A2 144A	3.557% 10 Apr 2031	—	16,210
Gs Mortgage Securities Trust Gsms 2019 Boca A 144A	2.93975% 15 Jun 2038	—	9,262
Harley Davidson Finl Ser Company Guar 144A	4.05% 4 Feb 2022	—	13,756
Hartford Finl Svcs Grp Sr Unsecured	5.5% 30 Mar 2020	—	8,679
Hasbro Inc Sr Unsecured	3.55% 19 Nov 2026	—	9,791
Healthcare Trust Of Amer Company Guar	3.5% 1 Aug 2026	—	13,157
Healthpeak Properties Sr Unsecured	3% 15 Jan 2030	—	15,545
Hershey Company Sr Unsecured	3.375% 15 May 2023	—	29,222
Hess Corp Sr Unsecured	4.3% 1 Apr 2027	—	11,098
Honda Auto Receivables Owner T Harot 2016 4 A3	1.21% 18 Dec 2020	—	1,706
Honda Auto Receivables Owner T Harot 2019 4 A3	1.83% 18 Jan 2024	—	25,510
Host Hotels + Resorts Lp Sr Unsecured	3.375% 15 Dec 2029	—	8,357

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Host Hotels + Resorts Lp Sr Unsecured	3.75% 15 Oct 2023	—	490
Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	—	14,749
Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	—	5,171
Hp Enterprise Co Sr Unsecured	4.4% 15 Oct 2022	—	3,615
Hp Enterprise Co Sr Unsecured	3.5% 5 Oct 2021	—	2,030
Hsbc Holdings Plc Sr Unsecured	4.292% 12 Sep 2026	—	14,213
Hsbc Holdings Plc Sr Unsecured	5.1% 5 Apr 2021	—	8,590
Hsbc Holdings Plc Sr Unsecured	2.65% 5 Jan 2022	—	34,586
Hyundai Auto Receivables Trust Hart 2019 B A3	1.94% 15 Feb 2024	—	19,278
Hyundai Capital America Sr Unsecured 144A	3.5% 2 Nov 2026	—	18,806
Ing Bank Nv Subordinated 144A	5.8% 25 Sep 2023	—	13,669
Ing Groep Nv Sr Unsecured	3.55% 9 Apr 2024	—	9,422
Ing Groep Nv Sr Unsecured	3.55% 9 Apr 2024	—	10,741
Intel Corp Sr Unsecured	2.45% 15 Nov 2029	—	27,292
Inter American Devel Bk Sr Unsecured	2.5% 18 Jan 2023	—	30,967
Intl Bk Recon + Develop Sr Unsecured	2% 26 Jan 2022	—	32,277
Israel Electric Corp Ltd Sr Secured 144A Regs	5% 12 Nov 2024	—	10,089
Jabil Inc Sr Unsecured	5.625% 15 Dec 2020	—	11,153
Jackson Natl Life Global Secured 144A	3.3% 1 Feb 2022	—	7,406
John Deere Capital Corp Sr Unsecured	2.6% 7 Mar 2024	—	3,684
John Deere Capital Corp Sr Unsecured	1.95% 13 Jun 2022	—	7,758
John Deere Owner Trust Jdot 2017 B A3	1.82% 15 Oct 2021	—	3,972
Jp Morgan Chase Commercial Mor Jpmcc 2019 Cor5 A4	3.3861% 13 Jun 2052	—	13,894
Jpmbb Commercial Mortgage Secu Jpmbb 2014 C21 A4	3.4927% 15 Aug 2047	—	17,241
Jpmbb Commercial Mortgage Secu Jpmbb 2014 C21 A5	3.7748% 15 Aug 2047	—	10,878
Jpmbb Commercial Mortgage Secu Jpmbb 2015 C32 Asb	3.3582% 15 Nov 2048	—	45,325
Jpmdb Commercial Mortgage Secu Jpmdb 2019 Cor6 A4	3.0565% 13 Nov 2052	—	20,036
Jpmorgan Chase + Co Sr Unsecured	3.207% 1 Apr 2023	—	13,641
Jpmorgan Chase + Co Sr Unsecured	3.514% 18 Jun 2022	—	27,224
Jpmorgan Chase + Co Sr Unsecured	2.295% 15 Aug 2021	—	10,829
Jpmorgan Chase + Co Sr Unsecured	3.782% 1 Feb 2028	—	10,096
Jpmorgan Chase + Co Sr Unsecured	3.22% 1 Mar 2025	—	14,747
Jpmorgan Chase + Co Sr Unsecured	2.295% 15 Aug 2021	—	14,078
Keurig Dr Pepper Inc Company Guar	4.057% 25 May 2023	—	12,723
Key Bank Na Sr Unsecured	3.18% 15 Oct 2027	—	14,879
Key Bank Na Sr Unsecured	2.25% 16 Mar 2020	—	9,008
Key Bank Na Sr Unsecured	2.5% 22 Nov 2021	—	10,014
Kilroy Realty Lp Company Guar	3.05% 15 Feb 2030	—	4,439
Kinder Morgan Ener Part Company Guar	4.15% 1 Feb 2024	—	9,165
Kinder Morgan Ener Part Company Guar	4.15% 1 Mar 2022	—	7,321
Kinder Morgan Ener Part Company Guar	3.95% 1 Sep 2022	—	14,074

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

	Kinder Morgan Ener Part Company Guar	6.85% 15 Feb 2020	—	22,438
	Kla Corp Sr Unsecured	4.65% 1 Nov 2024	—	13,083
	Kraft Heinz Foods Co Company Guar	2.47063% 10 Feb 2021	—	21,456
	Kraft Heinz Foods Co Company Guar	3.95% 15 Jul 2025	—	915
	Kraft Heinz Foods Co Company Guar	2.8% 2 Jul 2020	—	1,695
	Kraft Heinz Foods Co Company Guar 144A	3.75% 1 Apr 2030	—	8,609
	Kubota Credit Owner Trust Kcot 2018 1A A3 144A	3.1% 15 Aug 2022	—	14,025
	Kubota Credit Owner Trust Kcot 2018 1A A4 144A	3.21% 15 Jan 2025	—	11,980
	Lam Research Corp Sr Unsecured	2.8% 15 Jun 2021	—	4,732
	Lloyds Bank Plc Sr Unsecured	2.25% 14 Aug 2022	—	12,847
	Lloyds Banking Group Plc Sr Unsecured	3.1% 6 Jul 2021	—	21,763
	Lloyds Banking Group Plc Sr Unsecured	4.05% 16 Aug 2023	—	15,082
	Lloyds Banking Group Plc Subordinated	4.582% 10 Dec 2025	—	11,505
	Lstar Commercial Mortgage Trus Lnstr 2016 4 A2 144A	2.579% 10 Mar 2049	—	9,153
	Manuf + Traders Trust Co Sr Unsecured	2.625% 25 Jan 2021	—	9,062
	Marathon Petroleum Corp Sr Unsecured	5.125% 1 Mar 2021	—	5,704
	Marriott International Sr Unsecured	2.125% 3 Oct 2022	—	13,529
	Marriott International Sr Unsecured	4.15% 1 Dec 2023	—	11,207
	Marvell Technology Group Sr Unsecured	4.2% 22 Jun 2023	—	5,704
	Massmutual Global Fundin Secured 144A	2.95% 11 Jan 2025	—	12,576
	Mastercard Inc Sr Unsecured	2% 3 Mar 2025	—	14,009
	Mercedes Benz Auto Lease Trust Mbalt 2019 B A2	2.01% 15 Dec 2021	—	17,831
	Merck + Co Inc Sr Unsecured	2.9% 7 Mar 2024	—	9,178
	Met Life Glob Funding I Secured 144A	2.65% 8 Apr 2022	—	29,234
	Met Life Glob Funding I Secured 144A	2.65% 8 Apr 2022	—	12,790
	Met Life Glob Funding I Sr Secured 144A	2.4% 8 Jan 2021	—	25,150
*	Metlife Inc Sr Unsecured	3.048% 15 Dec 2022	—	16,184
	Microchip Technology Inc Sr Secured	3.922% 1 Jun 2021	—	2,025
	Micron Technology Inc Sr Unsecured	4.975% 6 Feb 2026	—	9,436
	Mitsubishi Ufj Fin Grp Sr Unsecured	3.761% 26 Jul 2023	—	17,640
	Mitsubishi Ufj Fin Grp Sr Unsecured	3.85% 1 Mar 2026	—	15,240
	Mmaf Equipment Finance Llc Mmaf 2019 B A3 144A	2.01% 12 Dec 2024	—	20,644
	Morgan Stanley Baml Trust Msbam 2014 C14 A3	3.669% 15 Feb 2047	—	22,815
	Morgan Stanley Baml Trust Msbam 2014 C16 A5	3.892% 15 Jun 2047	—	11,049
	Morgan Stanley Baml Trust Msbam 2015 C22 A4	3.306% 15 Apr 2048	—	10,123
	Morgan Stanley Sr Unsecured	5.5% 28 Jul 2021	—	11,835
	Morgan Stanley Sr Unsecured	2.625% 17 Nov 2021	—	36,623
	Morgan Stanley Sr Unsecured	3.14588% 20 Jan 2022	—	9,084
	Morgan Stanley Subordinated	4.35% 8 Sep 2026	—	35,096
	Mylan Nv Company Guar	3.15% 15 Jun 2021	—	14,410
	National Oilwell Varco I Sr Unsecured	3.6% 1 Dec 2029	—	8,668

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

	Nevada Power Co Genl Ref Mor	2.75% 15 Apr 2020	—	37,533
	New York Life Global Fdg Secured 144A	2.875% 10 Apr 2024	—	28,236
	New York Life Global Fdg Secured 144A	1.95% 11 Feb 2020	—	8,138
	New York Life Global Fdg Secured 144A	2.875% 10 Apr 2024	—	13,746
	New York Life Global Fdg Sr Secured 144A	2.23325% 21 Jan 2022	—	27,425
	New York Life Global Fdg Sr Secured 144A	2.25% 12 Jul 2022	—	17,090
	Nextera Energy Capital Company Guar	2.75% 1 Nov 2029	—	5,611
	Noble Energy Inc Sr Unsecured	3.9% 15 Nov 2024	—	9,479
	Nordea Bank Abp Sr Unsecured 144A	2.5% 17 Sep 2020	—	34,002
	Occidental Petroleum Cor Sr Unsecured	3.2% 15 Aug 2026	—	1,531
	Occidental Petroleum Cor Sr Unsecured	2.9% 15 Aug 2024	—	9,149
	Office Ppty Income Trst Sr Unsecured	4.25% 15 May 2024	—	8,047
	Omega Hlthcare Investors Company Guar	4.5% 15 Jan 2025	—	2,882
	Oracle Corp Sr Unsecured	1.9% 15 Sep 2021	—	27,063
	Orix Corp Sr Unsecured	3.25% 4 Dec 2024	—	6,007
	Oscar Us Funding Trust Oscar 2017 2A A3 144A	2.45% 10 Dec 2021	—	1,999
	Oscar Us Funding Trust Oscar 2017 2A A4 144A	2.76% 10 Dec 2024	—	3,266
	Oscar Us Funding Trust Oscar 2018 2A A4 144A	3.63% 10 Sep 2025	—	18,573
	Paccar Financial Corp Sr Unsecured	2% 26 Sep 2022	—	12,856
	Paccar Financial Corp Sr Unsecured	1.9% 7 Feb 2023	—	12,079
	Paccar Financial Corp Sr Unsecured	2.25% 25 Feb 2021	—	30,593
	Partnerre Finance B Llc Company Guar	3.7% 2 Jul 2029	—	6,738
	Paypal Holdings Inc Sr Unsecured	2.4% 1 Oct 2024	—	10,182
	Penske Truck Leas	4.125% 1 Aug 2023	—	16,726
	Pfizer Inc Sr Unsecured	3.2% 15 Sep 2023	—	3,757
	Pfizer Inc Sr Unsecured	2.95% 15 Mar 2024	—	3,927
	Plains All Amer Pipeline Sr Unsecured	3.6% 1 Nov 2024	—	11,971
	Pnc Bank Na Sr Unsecured	2.6% 21 Jul 2020	—	9,032
	Pnc Bank Na Sr Unsecured	2.232% 22 Jul 2022	—	13,733
	Pnc Financial Services Sr Unsecured	2.6% 23 Jul 2026	—	9,664
	Pnc Financial Services Sr Unsecured	3.3% 8 Mar 2022	—	15,723
	Pricoa Global Funding 1 Secured 144A	2.4% 23 Sep 2024	—	8,517
	Principal Lfe Glb Fnd Ii Secured 144A	2.25% 21 Nov 2024	—	13,468
*	Prudential Financial Inc Sr Unsecured	4.5% 15 Nov 2020	—	10,456
	Public Service Enterpris Sr Unsecured	2.875% 15 Jun 2024	—	5,890
	Quest Diagnostics Inc Sr Unsecured	2.95% 30 Jun 2030	—	3,782
	Raytheon Tech Corp Sr Unsecured	3.95% 16 Aug 2025	—	8,875
	Republic Services Inc Sr Unsecured	2.5% 15 Aug 2024	—	5,463
	Reynolds American Inc Company Guar	4% 12 Jun 2022	—	16,043
	Reynolds American Inc Company Guar	6.875% 1 May 2020	—	4,756
	Royal Bank Of Canada Sr Unsecured	2.55% 16 Jul 2024	—	13,711

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Royal Bk Scotlnd Grp Plc Sr Unsecured	4.269% 22 Mar 2025	—	13,390
Royal Bk Scotlnd Grp Plc Subordinated	5.125% 28 May 2024	—	11,354
Ryder System Inc Sr Unsecured	2.875% 1 Jun 2022	—	11,700
Ryder System Inc Sr Unsecured	3.875% 1 Dec 2023	—	8,743
S+P Global Inc Company Guar	4.4% 15 Feb 2026	—	11,502
Santander Holdings Usa Sr Unsecured	3.5% 7 Jun 2024	—	7,410
Santander Holdings Usa Sr Unsecured	4.4% 13 Jul 2027	—	15,165
Santander Holdings Usa Sr Unsecured 144A	3.244% 5 Oct 2026	—	14,381
Santander Uk Plc Sr Unsecured	2.875% 18 Jun 2024	—	13,811
Schlumberger Hldgs Corp Sr Unsecured 144A	3.9% 17 May 2028	—	15,652
Seagate Hdd Cayman Company Guar	4.875% 1 Mar 2024	—	6,335
Sempra Energy Sr Unsecured	2.9% 1 Feb 2023	—	4,958
Shell International Fin Company Guar	2.375% 7 Nov 2029	—	12,322
Shire Acq Inv Ireland Da Company Guar	3.2% 23 Sep 2026	—	13,582
Southern Copper Corp Sr Unsecured	3.875% 23 Apr 2025	—	13,605
Spectra Energy Partners Company Guar	3.5% 15 Mar 2025	—	17,527
Starwood Retail Property Trust Srpt 2014 Star A 144A	3.20975% 15 Nov 2027	—	5,714
Starwood Retail Property Trust Srpt 2014 Star A 144A	3.20975% 15 Nov 2027	—	15,872
Steel Dynamics Inc Sr Unsecured	3.45% 15 Apr 2030	—	1,457
Steel Dynamics Inc Sr Unsecured	2.8% 15 Dec 2024	—	4,530
Sumitomo Mitsui Finl Grp Sr Unsecured	2.696% 16 Jul 2024	—	13,697
Sumitomo Mitsui Finl Grp Sr Unsecured	2.784% 12 Jul 2022	—	3,846
Synchrony Financial Sr Unsecured	4.5% 23 Jul 2025	—	11,462
Telefonica Emisiones Sau Company Guar	5.462% 16 Feb 2021	—	6,167
Texas Instruments Inc Sr Unsecured	2.25% 4 Sep 2029	—	3,022
Time Warner Cable Llc Sr Secured	5% 1 Feb 2020	—	4,329
Timken Co Sr Unsecured	4.5% 15 Dec 2028	—	9,121
Toyota Auto Receivables Owner Taot 2019 D A3	1.92% 16 Jan 2024	—	25,195
Transcanada Pipelines Sr Unsecured	9.875% 1 Jan 2021	—	11,985
Truist Bank Sr Unsecured	2.45% 1 Aug 2022	—	19,656
Truist Bank Sr Unsecured	2.625% 15 Jan 2022	—	32,843
Truist Fin Corp Sr Unsecured	2.5% 1 Aug 2024	—	7,661
Truist Fin Corp Sr Unsecured	2.625% 29 Jun 2020	—	4,694
Truist Fin Corp Sr Unsecured	3.05% 20 Jun 2022	—	16,609
Tyson Foods Inc Sr Unsecured	4% 1 Mar 2026	—	2,845
Ubs Barclays Commercial Mortga Ubsbb 2013 C6 A4	3.2443% 10 Apr 2046	—	24,450
Ubs Commercial Mortgage Trust Ubscm 2018 C8 A4	3.983% 15 Feb 2051	—	8,685
Ubs Commercial Mortgage Trust Ubscm 2018 C9 A4	4.117% 15 Mar 2051	—	19,942
Ubs Group Ag Sr Unsecured 144A	4.125% 24 Sep 2025	—	7,953
United Technologies Corp Sr Unsecured	1.95% 1 Nov 2021	—	27,426
Unitedhealth Group Inc Sr Unsecured	2.375% 15 Aug 2024	—	24,264

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

Unitedhealth Group Inc Sr Unsecured	2.125% 15 Mar 2021	—	13,008
Us Bancorp Sr Unsecured	2.625% 24 Jan 2022	—	32,922
Verizon Communications Sr Unsecured	3.00988% 15 May 2025	—	27,073
Verizon Owner Trust Vzot 2017 3A A1A 144A	2.06% 20 Apr 2022	—	20,651
Verizon Owner Trust Vzot 2018 1A A1A 144A	2.82% 20 Sep 2022	—	23,917
Verizon Owner Trust Vzot 2018 A A1A	3.23% 20 Apr 2023	—	25,633
Verizon Owner Trust Vzot 2019 C A1A	1.94% 22 Apr 2024	—	11,332
Viacomcbs Inc Sr Unsecured	3.375% 15 Feb 2028	—	6,865
Viacomcbs Inc Sr Unsecured	3.7% 1 Jun 2028	—	793
Visa Inc Sr Unsecured	2.2% 14 Dec 2020	—	35,610
Vodafone Group Plc Sr Unsecured	3.75% 16 Jan 2024	—	18,893
Volkswagen Group America Company Guar 144A	3.2% 26 Sep 2026	—	7,386
Volkswagen Group America Company Guar 144A	4.25% 13 Nov 2023	—	16,693
Walmart Inc Sr Unsecured	2.85% 8 Jul 2024	—	20,922
Waste Management Inc Company Guar	2.95% 15 Jun 2024	—	3,346
Wea Finance Llc Company Guar 144A	2.875% 15 Jan 2027	—	11,129
Wells Fargo + Company Sr Unsecured	2.879% 30 Oct 2030	—	19,580
Wells Fargo + Company Sr Unsecured	3.75% 24 Jan 2024	—	13,668
Wells Fargo + Company Sr Unsecured	3.069% 24 Jan 2023	—	11,430
Wells Fargo + Company Sr Unsecured	2.6% 22 Jul 2020	—	28,917
Wells Fargo Bank Na Sr Unsecured	3.625% 22 Oct 2021	—	26,684
Wells Fargo Commercial Mortgag Wfcm 2015 Sg1 A4	3.789% 15 Sep 2048	—	10,175
Wells Fargo Commercial Mortgag Wfcm 2017 Rc1 A2	3.118% 15 Jan 2060	—	43,908
Welltower Inc Sr Unsecured	4% 1 Jun 2025	—	15,779
Western Midstream Operat Sr Unsecured	4.5% 1 Mar 2028	—	3,377
Western Midstream Operat Sr Unsecured	4.75% 15 Aug 2028	—	2,180
Western Union Co/The Sr Unsecured	2.85% 10 Jan 2025	—	5,600
Western Union Co/The Sr Unsecured	4.25% 9 Jun 2023	—	14,268
Westinghouse Air Brake Company Guar	3.19363% 15 Sep 2021	—	5,402
Westpac Banking Corp Sr Unsecured	2.8% 11 Jan 2022	—	6,038
Wf Rbs Commercial Mortgage Tru Wfrbs 2013 C11 A4	3.037% 15 Mar 2045	—	13,795
Wf Rbs Commercial Mortgage Tru Wfrbs 2013 C12 A3	2.88% 15 Mar 2048	—	15,669
Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C19 A3	3.66% 15 Mar 2047	—	19,344
Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C19 A5	4.101% 15 Mar 2047	—	13,274
Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C24 A5	3.607% 15 Nov 2047	—	28,657
Williams Companies Inc Sr Unsecured	3.6% 15 Mar 2022	—	9,071
Williams Companies Inc Sr Unsecured	3.9% 15 Jan 2025	—	10,808
Williams Companies Inc Sr Unsecured	4% 15 Nov 2021	—	12,587
World Financial Network Credit Wfnmt 2017 C A	2.31% 15 Aug 2024	—	27,780
World Financial Network Credit Wfnmt 2018 A A	3.07% 16 Dec 2024	—	54,613
World Financial Network Credit Wfnmt 2018 A A	3.07% 16 Dec 2024	—	13,471

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024
December 31, 2019

	World Omni Auto Receivables Tr Woart 2019 C A3	1.96% 16 Dec 2024	—	30,728
	Zimmer Biomet Holdings Sr Unsecured	2.7% 1 Apr 2020	—	5,333
	Zoetis Inc Sr Unsecured	3.45% 13 Nov 2020	—	4,804
	Corporate and Other Obligations		—	6,752,003
	Separate Investment Contract:
*	Metropolitan Life Insurance Company	Separate Investment Account	—	4,892,818
	Benefit Resource Interest Rate Wrapper Contracts:
*	Metropolitan Life Insurance Company		—	(2,018)
*	Prudential Financial Inc		—	(2,258)
*	Transamerica Inc		—	(4,819)
	Benefit Resource Interest Rate Wrapper Contracts		—	(9,095)
	Synthetic Guaranteed Investment Contracts at Fair Value		—	20,971,696
	Adjustment to Contract Value		—	(464,778)
	Synthetic Guaranteed Investment Contracts at Contract Value		—	20,506,918
	Common-collective Trusts:
*	Northern Trust Domestic Mid Cap	Common-collective Trusts	—	1,197,816
*	SSgA Emerging Markets Equity	Common-collective Trusts	—	314,131
*	State Street S&P 500 Index Non-Lending Series Fund	Common-collective Trusts	—	11,076,034
*	State Street International Index Non-Lending Series Fund	Common-collective Trusts	—	2,242,861
*	State Street Russell Small Cap Index Non-Lending Series Fund	Common-collective Trusts	—	3,662,187
*	Vanguard Target Retirement Income	Common-collective Trusts	—	360,950
*	Vanguard Target Retirement 2015	Common-collective Trusts	—	385,366
*	Vanguard Target Retirement 2020	Common-collective Trusts	—	907,071
*	Vanguard Target Retirement 2025	Common-collective Trusts	—	2,051,685
*	Vanguard Target Retirement 2030	Common-collective Trusts	—	2,639,584
*	Vanguard Target Retirement 2035	Common-collective Trusts	—	2,168,382
*	Vanguard Target Retirement 2040	Common-collective Trusts	—	3,181,076
*	Vanguard Target Retirement 2045	Common-collective Trusts	—	2,236,113
*	Vanguard Target Retirement 2050	Common-collective Trusts	—	2,604,234
*	Vanguard Target Retirement 2055	Common-collective Trusts	—	360,139
	Commingled Investments		—	35,387,629
*	Participant Loans	Interest rates range from 4.25% to 6.50%	—	3,305,616
	Collateral Held on Loaned Securities
*	SSgA Quality D Short-term Investment Fund		—	90,310
	Total Investments		—	$72,808,359

* Party-in-interest
** These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
(1)Cost information not required for participant-directed investment.

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER HEALTHCARE of PUERTO RICO SAVINGS AND INVESTMENT PLAN

Date: June 29, 2020	By:	/s/ James K. Saccaro
James K. Saccaro
Member of the Administrative Committee